REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 11, 2006

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:   Consolidated Financial Statements for the Three Months Ended and
              as at March 31, 2006

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT
For the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------




                                                                   Three months ended 31 March
                                                ---------    --------------------------------------
                                                  Note                    2006                2005
                                                ---------    ------------------    ----------------
Revenue                                                              1,132,201             914,869
Direct cost of revenues                            1                  (667,354)           (576,544)
                                                             ------------------    ----------------
Gross profit                                                           464,847             338,325
                                                             ------------------    ----------------

Other operating income                             2                     1,492               5,910
Selling and marketing expenses                     1                  (206,090)           (134,366)
Administrative expenses                            1                   (41,273)            (34,492)
Other operating expenses                           2                    (3,628)             (4,760)
                                                             ------------------    ----------------
Operating profit before financing costs                                215,348             170,617
                                                             ------------------    ----------------


Financial income                                   3                    53,603              38,591
Financial expenses                                 3                   (20,152)            (78,324)
                                                             ------------------    ----------------
Net financing costs                                                     33,451            (39,733)
                                                             ------------------    ----------------

Share of profit of associates                                           15,848              13,282
                                                             ------------------    ----------------
Profit before loss on net monetary position                            264,647             144,166
                                                             ------------------    ----------------

Gain on net monetary position, net                                           -                1,565
                                                             ------------------    ----------------
Profit before tax                                                      264,647             145,731
                                                             ------------------    ----------------

Income tax expense                                 4                   (87,447)            (61,499)
                                                             ------------------    ----------------
Profit for the period                                                  177,200              84,232
                                                             ------------------    ----------------

Attributable to:
   Equity holders of the parent                                        187,185              86,113
   Minority interest                                                    (9,985)             (1,881)
                                                             ------------------    ----------------
Profit for the period                                                  177,200              84,232
                                                             ------------------    ----------------

Basic and diluted earnings per share            15                    0.100914            0.046425







 The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE
For the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------



                                                                       Three months ended 31 March
                                                                  --------------------------------------
                                                                               2006                2005
                                                                  ------------------    ----------------
Effect of indexation for hyperinflation                                           -             (26,644)
Foreign exchange translation differences                                      2,066               5,249
Change in fair value of equity securities available-for-sale                    390                   -
                                                                  ------------------    ----------------
Net income/(loss) recognized directly in equity                               2,456             (21,395)
                                                                  ------------------    ----------------

Profit for the period                                                       177,200              84,232

                                                                  ------------------    ----------------
Total recognized income for the period                                      179,656              62,837
                                                                  ==================    ================

Attributable to:
   Equity holders of the parent                                             189,641              64,718
   Minority interest                                                         (9,985)             (1,881)
                                                                  ------------------    ----------------
Total recognized income for the period                                      179,656              62,837
                                                                  ==================    ================





   The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET
As at 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


                                                                       31 March            31 December
                                                   Note                  2006                 2005
                                              ---------------    ------------------   -------------------
Assets
  Property, plant and equipment                     6                    2,111,893             2,142,710
  Intangible assets                                 7                    1,259,319             1,298,055
  Investments in associates                         8                      311,034               290,412
  Other investments                                 9                       31,386                29,395
  Due from related parties                          25                      77,368                80,894
  Other non-current assets                                                  15,951                16,476
  Deferred tax assets                               10                         782                 2,940
                                                                 ------------------   -------------------
Total non-current assets                                                 3,807,733             3,860,882
                                                                 ------------------   -------------------

  Inventories                                                                9,310                 8,910
  Other investments                                 9                      120,963                23,287
  Income tax receivable                             5                        8,420                     -
  Due from related parties                          25                      66,476                66,312
  Trade receivables and accrued income              11                     317,894               321,102
  Other current assets                              12                     245,603               126,451
  Cash and cash equivalents                         13                   1,000,346               808,153
                                                                 ------------------   -------------------
Total current assets                                                     1,769,012             1,354,215
                                                                 ------------------   -------------------

Total assets                                                             5,576,745             5,215,097
                                                                 ==================   ===================


Equity
  Issued capital                                    14                   1,438,966             1,438,966
  Share premium                                     14                         434                   434
  Reserves                                          14                      87,046                84,590
  Retained earnings                                 14                   2,289,722             2,102,537
                                                                 ------------------   -------------------
Total equity attributable to
equity holders of the parent                                             3,816,168             3,626,527
                                                                 ------------------   -------------------

Minority interest                                   14                      64,400                63,794

                                                                 -------------------  --------------------
Total equity                                                             3,880,568             3,690,321
                                                                 -------------------  --------------------

Liabilities
  Interest - bearing loans and borrowings            16                     16,220                79,165
  Employee benefits                                  17                     18,337                16,600
  Other non-current liabilities                                              7,581                 6,417
  Deferred tax liabilities                           10                    105,944                89,964
                                                                 -------------------  --------------------
Total non-current liabilities                                              148,082               192,146
                                                                 -------------------  --------------------

  Bank overdraft                                                             3,146                     -
  Interest-bearing loans and borrowings              16                    811,222               578,105
  Income taxes payable                                5                    124,695                60,864
  Due to related parties                             25                      5,832                 6,180
  Trade payables                                     19                    143,263               137,237
  Provisions                                         18                     19,461                32,993
  Other current liabilities                          20                    440,476               517,251
                                                                 -------------------  --------------------
Total current liabilities                                                1,548,095             1,332,630
                                                                 -------------------  --------------------

Total liabilities                                                        1,696,177             1,524,776
                                                                 -------------------  --------------------

Total equity and liabilities                                             5,576,745             5,215,097
                                                                 ===================  ====================





   The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
For the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

                                                                          Three months ended 31 March
                                                                        -------------------------------
                                                                                2006              2005
                                                                        -------------     -------------
Cash flows from operating activities
Profit for the period                                                        177,200            84,232
Adjustments for:                                                             271,841           233,966
Depreciation                                                                 138,157           120,929
Amortization                                                                  58,639            49,440
Foreign exchange gain/(loss)                                                  (7,858)           17,396
Interest income                                                              (43,396)          (38,335)
Interest expense                                                              19,505            21,108
Income tax expense                                                            87,447            61,499
Share of profit of associates                                                (15,848)          (12,355)
Effect of indexation for hyperinflation                                            -            (1,147)
Change in minority interest                                                   27,252               952
Cumulative translation differences                                             7,943            14,479
Operating loss before changes in working capital and provisions             (323,711)          (52,857)
Trade receivables                                                              3,208            40,457
Due from related parties                                                       3,362            37,781
Inventories                                                                     (400)            2,258
Other current assets                                                        (119,152)          223,546
Increase in trading securities                                               (96,780)                -
Other non-current assets                                                         526             1,688
Due to related parties                                                          (347)               10
Trade payables                                                                 6,026            36,405
Other current liabilities                                                    (77,166)         (134,929)
Other non-current liabilities                                                  1,163          (215,340)
Employee benefits                                                              1,737             1,436
Provisions                                                                   (13,532)          (11,870)
Cash generated from operations
Interest paid                                                                (18,651)          (34,299)
Income taxes paid                                                            (13,705)                -
Net cash from operating activities                                           125,330           265,341

Cash flows from investing activities
Additions to tangibles                                                      (133,449)         (159,948)
Additions to intangibles                                                      (4,215)          (50,930)
Investments in other investments, net                                         (1,927)           (1,986)
Acquisition of minority shares                                               (16,661)                -
Interest received                                                             42,892            36,054
Net cash used for investing activities                                      (113,360)         (176,810)

Cash flows from financing activities
Proceeds from issuance of long and short term interest-bearing loans
  and borrowings                                                             664,049           147,709
Payment on long and short term interest-bearing loans and borrowings        (494,830)         (108,992)
Net cash provided by financing activities                                    169,219            38,717


Net increase in cash and cash equivalents                                    181,189           127,248
Effect of change in foreign exchange rates in cash and cash equivalents        7,858           (17,396)
Cash and cash equivalents at the beginning of year                           808,153           764,931
                                                                           ----------     -------------
Cash and cash equivalents at the end of period for cash flow                 997,200           874,783
                                                                           ==========     =============





   The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations

     Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company") was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and neighboring states.

     In April 1998, the Company signed a license agreement (the "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Ministry of Transportation as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays the 90% of the ongoing license fee to the Turkish Treasury and 10% to the Ministry of Transportation as universal service fund.

     In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

     Two significant founding shareholders, TeliaSonera AB and the Cukurova Group own approximately 37.1% and 27.1%, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Telecom Turkey Limited ("Alfa"), an affiliate of Alfa Telecom, one of Russia's leading private telecommunications investors, acquired 13.2% indirect ownership in the Company.

     The consolidated interim financial statements of the Company as at and for the three months ended 31 March 2006 comprise the Company and its sixteen subsidiaries (together referred to as the `Group') and the Group's interest in one associate. The Company's, subsidiaries' and associate's separate interim financial statements are prepared as at and for the three months ended 31 March 2006. The Group's interim financial statements were authorized for issue by the Board of Directors on 10 May 2006.

(a)  Statement of compliance

     The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board
     (IASB). These are the Group's first consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of IFRS" has been applied.

     An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 29. This Note includes reconciliations of equity and income statement for comparative periods reported under USGAAP (previous
     GAAP) to those reported for those periods under IFRSs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(b)  Basis of preparation

     The Group maintains books of account and prepares statutory financial statements in local currencies and in accordance with local commercial practice and tax regulations applicable in each subsidiary's respective country of residence.

     The accompanying consolidated interim financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS. The consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

     The preparation of interim financial statements in conformity with International Accounting Standard No. 34 (IAS 34) "Interim Financial Reporting" requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

     Judgements made by management in the application of IFRSs that have significant effect on the consolidated interim financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 28.

     Financial statements for the year ended 31 December 2005 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 ("IAS 29") "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Three years inflation rate in Turkey has been 36% as at 31 December 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association ("SSA"). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

     As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira ("TRY") has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRS are not required to be adjusted for hyperinflationary accounting.

     The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements and in preparing an opening IFRS balance sheet at 1 January 2005 for the purposes of the transition to IFRSs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(c)  Basis of consolidation

(i)  Subsidiaries

     Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Associates

     Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated interim financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate. The Group's only associate, Fintur Holdings B.V. ("Fintur") is accounted under the equity method.

(iii) Transactions eliminated on consolidation

     Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d)  Foreign currency

(i)  Foreign currency transactions

     Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency, TRY, at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation of foreign currency transactions are recognised in the income statement. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to TRY at foreign exchange rate ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

     The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to US Dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US Dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(d)  Foreign currency (continued)

(iii) Translation from functional to presentation currency

     Items included in the financial statements of each company are measured using the currency of the primary economic environment in which the entities operate, normally, under their local currencies.

     The consolidated interim financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

     Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at the foreign exchange rates at the balance sheet date. Revenues and expenses for each income statement (including comparatives) in hyperinflationary economies are translated to US Dollars at foreign exchange rates at the balance sheet date. Revenues and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at rates approximating to the foreign exchange rates at the dates of the transactions.

     Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

     Prior to translating the financial statements in hyperinflationary economies, the financial statements, including comparatives, are restated to account for changes in the general purchasing power of the local currency. The resulting gain on net monetary position is recognized as a separate component of the income statement. The restatement is based on relevant price indices at the balance sheet date.

(iv) Net investment in foreign operations

     Exchanges differences arising from the translation of the net investment in foreign operations are taken to translation reserve. They are released into the income statement upon disposal.

(e)  Derivative financial instruments

     The Group uses derivative financial instruments to hedge its exposure to foreign exchange risk arising from operational, financing and investment activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

     Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in income statement.

     The fair value of forward exchange contracts and options is their quoted market price at the balance sheet date, being the present value of the quoted forward prices and fair values based on option pricing models for option contracts.

(f)  Property, plant and equipment

(i)  Owned assets

     Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and impairment losses (see accounting policy l).

     Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------

1.   Significant accounting policies and operations (continued)

(f)  Property, plant and equipment (continued)

(ii) Leased assets

     Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy l). The property held under finance leases and leased out under operating lease is classified as investment property and stated at the fair value model. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to the income statement. Property held under operating leases that would otherwise meet the definition of investment property may be classified as investment property on a property-by-property basis.

(iii) Subsequent costs

     The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred. There is no interest capitalization on property, plant and equipment as at 31 March 2006 and 2005.

(iv) Depreciation

     Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

            Buildings                                        25 - 50 years
            Network infrastructure                            5 - 8 years
            Equipment, fixtures and fittings                  4 - 5 years
            Motor vehicles                                    4 - 5 years
            Leasehold improvements                                5 years

(g)  Intangible assets

     Intangible assets are acquired by the Group are stated at cost adjusted for the effects of inflation during the hyperinflationary period that lasted by 31 December 2005 less accumulated amortisation (see below) and impairment losses (see accounting policy l).

     Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(i)  Subsequent expenditure

     Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(g)  Intangible assets (continued)

(ii) Amortization

     Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

           Computer software                                  3 - 8  years
           GSM and other telecommunications license           4 - 25 years
           Transmission lines                                     10 years
           Central betting system operating right             4 - 5  years
           Customer base                                          2  years

(h)  Investments

     Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

     Where the Group has the positive intent and ability to hold government bonds and treasury bills to maturity, they are stated at amortised cost less impairment losses (see accounting policy l).

     Other financial instruments held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized in the income statement. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

     The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date.

     Financial instruments classified as held for trading or available-for-sale investments are recognised (derecognised) by the Group on the date it commits to purchase (sell) the investments. Securities held-to-maturity are recognised (derecognised) on the day they are transferred to/by the Group.

     Held to maturity, available for sale and held for trading securities at 31 March 2006, consist of government bonds, foreign investment equity funds and the Company's equity investments in certain entities (see Note 9).

(i)  Trade and other receivables

     Trade and other receivables are stated at their amortized cost less impairment losses.

(j)  Inventories

     Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 31 March 2006 and 31 December 2005, inventories consisted of simcards and scratch cards (finished goods).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(k)  Cash and cash equivalents

     Cash and cash equivalents comprise cash balances and bank deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l)  Impairment

     The carrying amounts of the Group's assets other than inventories (see accounting policy j), and deferred tax assets (see accounting policy r) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

     For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

     An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

     Goodwill was tested for impairment at 1 January 2005, the date of transition to IFRS, even through no indication of impairment existed. As at 31 December 2005, the Company provided impairment for its only goodwill amounting to $803 with respect to acquisition of the remaining 30% shares of Mapco Internet ve Iletisim Hizmetleri Pazarlama AS ("Mapco") in June 2003.

     When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

     (i) Calculation of recoverable amount

     The recoverable amount of the Group's investments in held to maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

     The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

     (ii) Reversal of impairment

     An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

     An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed, with the amount of the reversal recognised in the income statement.

     An impairment loss in respect of goodwill is not reversed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(l)  Impairment (continued)

     In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

     An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m)  Share capital

     (i) Share Capital

     Common stock of the Company represented 1,854,887,341 authorized, issued and fully paid shares with a par value of TRY 1 each as at 31 March 2006. The Company has no preference share capital as at 31 March 2006.

     (ii) Repurchase of share capital

     When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

     (iii) Dividends

     Dividends are assumed as a liability in the period in which they are declared.

(n)  Interest-bearing borrowings

     Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(o)  Employee benefits

     (i) Retirement pay liability

     In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay maximum TRY 1,771 as at 31 March 2006 (31 December 2005: TRY 1,727) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Group arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the government.

     (ii) Defined contribution plans

     Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. The Company initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (Inteltek), another consolidated subsidiary, initiated a defined contribution retirement plan for all eligible employees during 2006. The assets of the plan are held separately from the financial statements of the Group. The Company and Inteltek are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company and Inteltek with respect to the retirement plan is to make the specified contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------



1.   Significant accounting policies and operations (continued)

(p)  Provisions

     A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(q)  Trade and other payables

     Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

(r)  Revenue

     Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

     With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

     Commission fees mainly comprised of net takings earned to a maximum of 12% of gross takings, as a head agent of fixed odds betting games and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

     Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

     Simcard sales are recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

     Call center revenues are recognized at the time the services are rendered.

(s)  Expenses

(i)  Operating lease payments

     Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments

     Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Significant accounting policies and operations (continued)

(s)  Expenses (continued)

(iii) Net financing costs

     Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on derivative financial instruments that are recognized in the income statement.

     Interest income and expense is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(t)  Transactions with related parties

     A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(u)  Income taxes

     Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

     Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

     Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

     A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

     Information as to the calculation of income tax on the income statement for the interim periods presented is included in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


Notes to the consolidated interim financial statements
                                                                     Page

1. Operating expenses                                                  16

2. Other operating income and expenses                                 16

3. Net financing costs                                                 16

4. Income tax expense                                                  17

5. Income tax payable                                                  17

6. Property, plant and equipment                                       18

7. Intangible assets                                                   19

8. Investments in associates                                           20

9. Other investments                                                   20

10. Deferred tax assets and liabilities                                21

11. Trade receivables and accrued income                               22

12. Other current assets                                               23

13. Cash and cash equivalents                                          23

14. Capital and reserves                                               24

15. Earnings per share                                                 26

16. Interest-bearing loans and borrowings                              27

17. Employee benefits                                                  30

18. Provisions                                                         30

19. Trade payables                                                     31

20. Other current liabilities                                          31

21. Financial instruments                                              31

22. Operating leases                                                   36

23. Capital commitments                                                36

24. Contingencies                                                      37

25. Related parties                                                    49

26. Group entities                                                     54

27. Subsequent events                                                  55

28. Accounting estimates and judgments                                 56

29. Explanation of transition to IFRSs                                 56

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


1.   Operating expenses

     Operating expenses were distributed by functions as follows:

                                                 Three months ended 31 March
                                             -----------------------------------
                                                       2006              2005
                                             ---------------    --------------
     Direct cost of revenues                        667,354           576,544
     Other functions
     Sales and marketing expenses                   206,090           134,366
     Administrative expenses                         41,273            34,492
                                             ---------------    --------------
     Total other functions                          247,363           168,858
                                             ---------------    --------------
     Total                                          914,717           745,402
                                             ===============    ==============

     Direct cost of revenues mainly include ongoing license fee and universal service fund, interconnection expenses, transmission fees, base station rents, billing costs, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered, wages, salaries and personnel expenses for technical personnel.

     Selling and marketing expenses mainly consisted of advertising expenses, public relations expenses, dealer activation fees, wages, salaries and personnel expenses of selling and marketing related personnel, subscriber acquisition expenses and frequency usage fees.

     Administrative expenses mainly consisted of payroll, bad debt provision, consulting, travel, project, rent and collection expenses.

2.   Other operating income and expenses

     All income and expenses are classified according to function, only income and expenses that cannot be allocated to a specific function are classified as other operating income or expenses.

3.   Net financing costs

     Net financing costs for the three months ended 31 March 2006 and 2005 comprised of the following:

                                                  Three months ended 31 March
                                            ------------------------------------
                                                         2006              2005
                                            ------------------    --------------
Interest income                                        43,396            38,335
Foreign exchange gain, net                              7,858                 -
Other                                                   2,349               256
                                            ------------------    --------------
Financial income                                       53,603            38,591
                                            ------------------    --------------

Interest expense                                     (19,505)          (21,108)
Interest expense resulting from litigations                 -          (37,004)
Foreign exchange loss, net                                  -          (17,396)
Other                                                   (647)           (2,816)
                                            ------------------    --------------
Financial expenses                                   (20,152)          (78,324)
                                            ------------------    --------------
Net financing costs                                    33,451          (39,733)
                                            ==================    ==============

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


4.   Income tax expense

     Recognised in the income statement

                                                  Three months ended 31 March
                                             -----------------------------------
                                                         2006              2005
                                             -----------------    --------------
     Current tax expense
       Current year                                   (69,506)          (28,083)
                                             -----------------    --------------
                                                      (69,506)          (28,083)
                                             -----------------    --------------
     Deferred tax expense
       Origination and reversal of temporary
         differences                                  (31,030)          (34,845)
       Benefit of investment incentive
         recognized                                    13,089             1,429
                                             -----------------    --------------
                                                      (17,941)          (33,416)
                                             -----------------    --------------
     Total income tax expense in income
       statement                                      (87,447)          (61,499)
                                             =================    ==============

     Current tax expense for the interim periods presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

     Total deferred tax recognized directly in equity was $490 and nil for the three months ended 31 March 2006 and 2005.

     Reconciliation of effective tax rate

     The reported income tax expense for the three months ended 31 March 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before tax as shown in the following reconciliation:

                                                  Three months ended 31 March
                                              ----------------------------------
                                                     2006                  2005
                                              ------------          ------------

     Profit before tax                            274,632               147,612
     Income tax using the domestic
       corporation rate                   30%     (82,390)      30%     (44,284)
     Effect of tax rates in foreign
       jurisdictions                      -1%       1,582       -1%         781
     Non-deductible expense                4%     (11,321)      16%     (23,619)
     Investment tax credit                -5%      13,089       -1%       1,429
     Effect of tax losses utilised         0%           -       -4%       5,666
     Unrecognized deferred tax assets      4%     (12,453)       0%        (545)
     Other                                -1%       4,046        1%        (927)
                                              ------------          ------------
                                                  (87,447)              (61,499)
                                              ============          ============

5.   Income taxes payable

     The income taxes payable of $124,695 and $60,864 at 31 March 2006 and 31 December 2005, respectively represents the amount of income taxes payable in respect of related taxable profit for the three months ended 31 March 2006 and for the year ended 31 December 2005.


     Current tax for current and prior period is classified as current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as income tax receivable under current assets. Income tax receivable is amounting to $8,420 as at 31 March 2006 (31 December 2005:
     nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


6.   Property, plant and equipment

                                                                                                         Effect of
                                                                                                         movements
Cost                                          Balance at                                                 in foreign       Balance at
                                          1 January 2006   Additions       Disposals    Transfers*        exchange     31 March 2006
Network infrastructure (All Operational)     4,220,485           951           (495)        92,945         (2,485)         4,311,401
Land and buildings                             250,517           103            (11)           274           (161)           250,722
Equipment, fixtures and fittings               292,428         1,233           (307)         9,897            (72)           303,179
Motor vehicles                                  18,982            54           (330)           (34)           (13)            18,659
Leasehold improvements                         137,196            94           (104)           712            (77)           137,821
Construction in progress                       385,367       127,681             --       (120,958)        (6,137)           385,953
                                             ---------     ---------      ---------      ---------      ---------          ---------
Total                                        5,304,975       130,116         (1,247)       (17,164)        (8,945)         5,407,735
                                             ---------     ---------      ---------      ---------      ---------          ---------

Accumulated Depreciation
Network infrastructure (All Operational)     2,716,223       127,349           (146)            --         (3,443)         2,839,983
Land and buildings                              59,342         2,563             (1)            --            (72)            61,832
Equipment, fixtures and fittings               246,696         5,978           (295)            --           (174)           252,205
Motor vehicles                                  14,991           537           (285)            --            (17)            15,226
Leasehold improvements                         125,013         1,730            (53)            --            (94)           126,596
                                             ---------     ---------      ---------      ---------      ---------          ---------
Total                                        3,162,265       138,157           (780)            --         (3,800)         3,295,842
                                             ---------     ---------      ---------      ---------      ---------          ---------

                                             ---------     ---------      ---------      ---------      ---------          ---------
Total property, plant and equipment          2,142,710        (8,041)          (467)       (17,164)        (5,145)         2,111,893
                                             =========     =========      =========      =========      =========          =========

*The remaining portion of transfer amounting to $17,164 comprise of intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


6.   Property, plant and equipment (continued)

     Leased assets

     The Group leases equipments under a number of finance lease agreements. At the end of each of the leases, the Group has the option to purchase the equipment at a beneficial price. At 31 March 2006 and 31 December 2005 total fixed assets acquired under finance leases amounted to $148,941 and $149,041, respectively.

     Property, plant and equipment under construction

     Construction in progress consisted of expenditures in GSM network of the Company, LLC Astelit ("Astelit") and Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom") and non-operational items as at 31 March 2006 and 31 December 2005.

     As at 31 March 2006, fixed assets of the Company amounting to $1,490 are pledged as collateral to the banks that have loans to the Company (31 December 2005: $1,491). Besides, under the syndicated long term Project financing package there are certain restrictions on Astelit's assets. In accordance with this agreement, Astelit may not dispose any of its assets nor can pledge them under any contract until the termination of the syndicated long term project financing package.

7.   Intangible assets

     In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which will be amortized in 25 years. The amortisation period of the licence will be ended in 2023.

                                                                                                         Effect of
                                                                                                         movements
Cost                                          Balance at                                                in foreign        Balance at
                                          1 January 2006     Additions     Disposals    Transfers*        exchange     31 March 2006
GSM and other telecommunication
  operating licences                           940,015             289        --                --          (594)         939,710
Computer Software                            1,454,452           2,328        --            17,145          (922)       1,473,003
Transmission Lines                              31,735             162        --                 8           (21)          31,884
Central Betting System Operating
  Right                                          4,431              --        --                --            (3)           4,428
Customer Relations                               1,255              --        --                --            11            1,266
Other                                               80              --        --                11            53              144
                                             ---------       ---------        --         ---------       ---------      ---------
Total                                        2,431,968           2,779        --            17,164        (1,476)       2,450,435
                                             ---------       ---------        --         ---------       ---------      ---------

Accumulated Amortization
GSM and other telecommunication
  operating licences                           280,629          13,607        --                --          (386)         293,850
Computer Software                              833,459          43,825        --                --        (1,062)         876,222
Transmission Lines                              16,660             802        --                --           (22)          17,440
Central Betting System Operating
  Right                                          2,146             241        --                --            (5)           2,382
Customer Relations                               1,002             158        --                --            --              1,160
Other                                               17               6        --                --            39               62
                                             ---------       ---------        --         ---------       ---------      ---------
Total                                        1,133,913          58,639        --                --        (1,436)       1,191,116
                                             ---------       ---------        --         ---------       ---------      ---------

                                             ---------       ---------     -----         ---------       ---------      ---------
Total intangible assets                      1,298,055         (55,860)       --            17,164           (40)       1,259,319
                                             =========       =========     =====         =========       =========      =========

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


8.   Investments in associates

     At 31 March 2006 and 31 December 2005, the ownership interest in Fintur is 41.45%. Fintur is accounted for under the equity method. The Company's investment in Fintur amounts to $311,034 as at 31 March 2006 (31 December 2005: $290,412).

     Summary financial information of Fintur as at 31 March 2006 and 31 December 2005 and for the three months ended 31 March 2006 and 2005 is as follows:

                                          31 March          31 December
                                              2006                 2005
                                    ---------------     ----------------

     Non-current assets                    870,020              852,569
     Current assets                        323,430              250,724
                                    ---------------     ----------------
                                         1,193,450            1,103,293
                                    ---------------     ----------------

     Equity                                860,261              814,473
     Non-current liabilities                31,515               25,846
     Current liabilities                   301,674              262,974
                                    ---------------     ----------------
                                         1,193,450            1,103,293
                                    ---------------     ----------------

                                         Three months ended 31 March
                                    ------------------------------------
                                              2006                 2005
                                    ---------------     ----------------
     Revenues                              237,968              168,799
     Direct cost of revenues              (103,657)             (72,111)
     Profit before tax                      57,915               39,808
     Profit for the period                  38,234               32,059

9.   Other investments

     The Company has the following non-current available for sale investments:

                                                              Ownership (%)
                                        Country of       31 March    31 December
                                        incorporation        2006          2005
                                        ----------------------------------------
     Aks Televizyon Reklamcilik ve
       Filmcilik Sanayi Ve Ticaret AS
       ("Aks TV")                            Turkey          6.24         6.24

     T Medya Yatirim Sanayi ve
       Ticaret AS ("T Medya")                Turkey          8.23         5.91


     The Group's interest in Aks TV and T Medya was amounting to $19,870 and $11,516 as at 31 March 2006 (31 December 2005: $19,882 and $9,513),
     respectively.

     In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by the Cukurova Group. On 24 June 2005, at T-Medya's General Assembly Meeting, it has been decided to increase the share capital of T Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 5.91%. Subsequent to the first share capital increase, the Group decided to participate in the second share capital increase and on 2 January 2006, the Group paid TRY 2,700 (equivalent to $2,011 at 31 March
     2006) in cash as capital contribution to T-Medya and the Group's ownership interest in T-Medya increased back to 8.23%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


9.   Other investments (continued)


     Other current investments as at 31 March 2006 and 31 December 2005 compose of the following:

                                                    31 March        31 December
                                                        2006               2005
                                                -------------   ----------------
     Held to maturity securities                      10,256             10,191
        Government bonds, treasury bills              10,256             10,191

     Available for sale securities                    13,927             13,096
        Foreign investment equity funds               12,671             11,686
        Government bonds, treasury bills               1,256              1,410

     Held for trading securities                      96,780                 --
        Government bonds, treasury bills              96,780                 --
                                                -------------   ----------------
                                                     120,963             23,287
                                                =============   ================

10.  Deferred tax assets and liabilities

     Recognised deferred tax assets and liabilities

     Deferred tax assets and liabilities at 31 March 2006 and 31 December 2005 are attributable to the following:

                                                 Assets                         Liabilities                         Net
                                          2006            2005              2006            2005            2006            2005
     Property, plant & equipment and
       intangible assets                    --              --          (431,183)       (468,920)       (431,183)       (468,920)
     Investment                             --              --           (12,929)             --         (12,929)             --
     Provisions                         62,935          71,078              (377)           (366)         62,558          70,712
     Other items                        20,448          21,587               (56)             (8)         20,392          21,579
     Tax credit carry forwards         256,000         289,605                --              --         256,000         289,605
     Tax assets / (liabilities)        339,383         382,270          (444,545)       (469,294)       (105,162)        (87,024)
     Set off of tax                   (338,601)       (379,330)          338,601         379,330              --              --
     Net tax assets / (liabilities)        782           2,940          (105,944)        (89,964)       (105,162)        (87,024)

     The Company forecasts taxable income in 2006 and onwards and has generated taxable income for several years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to the European Union. On 3 October 2005, the member states of European Union decided to start membership discussions with Turkey, a decision that is expected to have certain political and economic benefits for Turkey in near future. Management believes that these developments provide management a better visibility about the near term future. As a result, as at 31 March 2006, management concluded that it is probable that the deferred tax assets of $782 were realizable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


10.  Deferred tax assets and liabilities (continued)

     Unrecognised deferred tax assets

     Deferred tax assets have not been recognised in respect of the following items:

                                                     31 March       31 December
                                                         2006              2005
                                                 -------------    --------------
     Deductible temporary differences                 (21,599)          (13,753)
     Tax credit carry forwards                          4,559             4,508
     Operating loss carry forwards                     49,763            29,515
                                                 -------------    --------------
     Total unrecognised deferred tax assets            32,723            20,270
                                                 =============    ==============

     The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Company can utilise the benefits thereafter.

     As at 31 March 2006 net operating loss carry forwards are as follows;

     Year                                        Amount        Expiration Date
     ----                                        ------        ---------------
     2001                                         1,665                   2006
     2002                                           672                   2007
     2003                                         9,493                   2008
     2004                                        35,186                   2009
     2005                                        64,099                   2010
     2006                                        81,576        2011 thereafter


11.  Trade receivables and accrued income

     The breakdown of trade receivables and accrued income as at 31 March 2006 and 31 December 2005 is as follows:

                                                    31 March         31 December
                                                        2006                2005
                                              ---------------    ---------------
                                              ---------------    ---------------
     Receivables from subscribers                    147,535             143,180
     Accounts and checks receivable                   73,729              79,430
     Receivables from Turk Telekom                    13,598              16,305
     Accrued service income                           83,032              82,187
                                              ---------------    ---------------
                                                     317,894             321,102
                                              ===============    ===============

     Trade receivables are shown net of impairment losses amounting to $154,612 as at 31 March 2006 (31 December 2005: $149,209).

     Receivables from Turk Telekom as at 31 March 2006 and 31 December 2005 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom's fixed-line subscribers' calls to GSM subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


11.  Trade receivables and accrued income (continued)

     The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

     Letters of guarantee received with respect to the accounts and cheques receivable are amounting to $46,346 and $48,066 at 31 March 2006 and 31 December 2005, respectively.


12.  Other current assets


     The breakdown of other current assets at 31 March 2006 and 31 December 2005 is as follows:

                                                   31 March        31 December
                                                       2006               2005
                                              --------------   ----------------
     Prepaid expenses                               171,259             40,289
     Value added tax ("VAT") receivable              31,465             28,175
     Advances to suppliers                           13,009              7,665
     Forward contracts                               12,752                267
     Restricted cash                                  3,500             34,105
     Prepaid taxes                                    3,376              3,531
     Promotional materials                            2,220              2,465
     Receivable from personnel                        1,312              1,810
     Other                                            6,710              8,144
                                              --------------   ----------------
                                                    245,603            126,451
                                              ==============   ================

     Prepaid expenses mainly consist of prepaid frequency usage fees, amounting to $125,775 as at 31 March 2006 (31 December 2005: nil).


13.  Cash and cash equivalents

     The breakdown of cash and cash equivalents as at 31 March 2006 and 31 December 2005 is as follows:

                                                    31 March        31 December
                                                        2006               2005
                                             ----------------   ----------------
     Cash in hand                                        102                101
     Cheques received                                  1,532             25,451
     Banks                                           998,577            782,494
       -Demand deposits                              120,783            114,200
       -Time deposits                                877,794            668,294
     Bonds and bills                                     135                107
                                             ----------------   ----------------
     Cash and cash equivalents                     1,000,346            808,153
     Bank overdrafts                                  (3,146)                --
                                             ----------------   ----------------
     Cash and cash equivalents in the
       statement of cash flows                       997,200            808,153
                                             ================   ================

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


14.  Capital and reserves


Reconciliation of movement in capital and reserves

                             Issued    Share     Legal   Fair value Translation  Retained Profit for    Total    Minority   Total
                            Capital   Premium  Reserves    Reserve    Reserve    Earnings the period             Interest   Equity
                          ---------------------------------------------------------------------------------------------------------
Balance at 1 January
   2005                    1,207,142      415    50,458         --    (13,935)  1,670,402         --  2,914,482   65,514  2,979,996
Increase in capital          169,092       --        --         --         --    (169,092)        --         --       --         --
Increase in legal
   reserves                       --       --    49,503         --         --     (49,503)        --         --       --         --
Total recognized income
  and expense                 62,732       19     4,526        800     (6,762)     59,160    772,246    892,721  (24,793)   867,928
Dividends to shareholders         --       --        --         --         --    (180,676)        --   (180,676)      --   (180,676)
Change in minority
  interest                        --       --        --         --         --          --         --         --   23,073     23,073
Transfer to retained
  earnings                        --       --        --         --         --     772,246   (772,246)        --       --         --
                          ----------  -------  --------  ---------  ---------   --------- ----------  ---------  -------  ---------
Balance at 31 December
  2005                     1,438,966      434   104,487        800    (20,697)  2,102,537         --  3,626,527   63,794  3,690,321
                          ==========  =======  ========  =========  =========   ========= ==========  =========  =======  =========

Balance at 1 January 2006  1,438,966      434   104,487        800    (20,697)  2,102,537         --  3,626,527   63,794  3,690,321
Total recognized income
  and expense                     --       --        --        390      2,066          --    187,185    189,641   (9,985)   179,656
Acquisition of minority
  shares                          --       --        --         --         --          --         --         --  (16,661)   (16,661)
Change in minority
  interest                        --       --        --         --         --          --         --         --   27,252     27,252
Transfer to retained
  earnings                        --       --        --         --         --     187,185   (187,185)        --       --         --
                          ----------  -------  --------  ---------  ---------   --------- ----------  ---------  -------  ---------
Balance at 31 March 2006   1,438,966      434   104,487      1,190    (18,631)  2,289,722         --  3,816,168   64,400  3,880,568
                          ==========  =======  ========  =========  =========   ========= ==========  =========  =======  =========

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


14.  Capital and reserves (continued)

     Reconciliation of movement in capital and reserves (continued)

     At 31 March 2006, common stock represented 1,854,887,341 (31 December 2005:
     1,854,887,341) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to the TRY, on 9 May 2005, par value of each share is registered to be one TRY.

     In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey ("CMB").

     The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

     Translation reserve

     The translation reserve comprises all foreign exchange differences arising from the translation of the interim financial statements of foreign and domestic operations from the functional currencies of domestic and foreign operations to presentation currency of US Dollars.

     Fair value reserve

     The fair value reserve includes the cumulative net change including deferred tax effects in the fair value of available-for-sale investments until the investment is derecognized.

     Dividends

     The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company's general dividend policy is to pay dividends to shareholders with due regard to trends in the Company's operating performance, financial condition and other factors.

     The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company's distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of, amendment by, the Board of Directors and the General Assembly of Shareholders.

     On 22 March 2006, the Board of Directors of the Company decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 509,075 (equivalent to $379,143 at 31 March 2006) (which constitutes 50% of distributable income per statutory accounts) and dividend in the form of bonus issue amounting of TRY 345,113 (equivalent to $257,029 at 31 March 2006) for the year ended 31 December 2005. The distribution of dividends is subject to approval at the General Assembly Meeting, which is planned to be held on 22 May 2006. In the case of approval of dividend dstribution in the General Assembly Meeting, dividend distribution will start on 29 May 2006.


14.  Capital and reserves (continued)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


     Dividends (continued)

     The net distributable income, after deducting legal reserves, amounts to TRY 1,018,150 (equivalent to $758,286 at 31 March 2006). Accordingly, the recommended dividend distribution will be as follows:

                             Amount per
                                share               Total        USD equivalent
                           (TRY in full)            (TRY)        31 March 2006
                           -------------            -----        -------------

     Dividend cash             0.274450            509,075          379,143
     Bonus issue                     --            345,113          257,029

     Accordingly, the rate of bonus issue certificate to be issued for each share having a nominal value of TRY 1 is recommended as 18.610559%.

15.  Earnings per share

     The calculation of basic and diluted earnings per share as at 31 March 2006 were based on the profit attributable to shareholders for the three months ended 31 March 2006 and 2005 of $187,185 and $86,113, respectively and a weighted average number of shares outstanding during the three months ended 31 March 2006 and 2005 of 1,854,887,341 calculated as follows:

                                                 Three months ended 31 March
                                           -------------------------------------
                                                        2006               2005
                                           ------------------    ---------------
     Numerator:
     Profit for the period                           187,185              86,113

     Denominator:
     Weighted average number of shares         1,854,887,341       1,854,887,341
                                           ------------------   ----------------
     Basic and diluted earnings per share           0,100914            0,046425
                                           ==================   ================

     Basic and diluted weighted average number of shares and profit for the period per share for the three months ended 31 March 2005 are retrospectively changed to reflect each share having a nominal value of TRY 1.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


16.  Interest-bearing loans and borrowings

     This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 21.

                                                        31 March    31 December
                                                            2006           2005
                                                  --------------  -------------
     Non-current liabilities                              16,220         79,165
       Unsecured bank loans                               16,214         79,156
       Finance lease liabilities                               6              9

     Current liabilities                                 811,222        578,105
       Current portion of unsecured bank loans           289,865        194,372
       Current portion of secured bank loans             261,013        277,727
       Unsecured bank facility                           258,580         46,713
       Secured bank facility                                  --         56,397
       Current portion of finance lease
         liabilities                                       1,764          2,896
                                                  --------------- --------------
                                                         827,442        657,270
                                                  =============== ==============

     As at 31 March 2006, total short term secured and unsecured bank facility of the Group is amounting to $258,580 (31 December 2005: $103,110). Short term borrowings denominated in TRY as at 31 March 2006 have an interest rate that vary between 13.30% and 13.50% and mature in one month. Short term borrowings denominated in foreign currency as at 31 March 2006 have interest rates that vary between 5.03% and 12.00% and mature in one to two months. As at 31 December 2005, most of the short term borrowings are denominated in foreign currency. Interest rates of these short term borrowings denominated in foreign currency as at 31 December 2005 varied between 6.00% and 12.00% and had a maturity of one to two months.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


16.  Interest-bearing loans and borrowings (continued)


     As at 31 March 2006 and 31 December 2005, long term loans comprised:

                                                                                            31 March 2006        31 December 2005
                                                                                        -------------------   ----------------------
                                                                    Contractual            Foreign             Foreign
                                              Interest Rate           Maturity            Currency     USD     Currency       USD
                                          ---------------------    -------------        -------------------   ----------------------
Junior loan                                   Libor + 2.25%           March 2012   USD    122,763    122,763         --          --
Syndicated long term financing facility   Libor + 1.50% - 4.50%    December 2011   USD    261,013    261,013         --          --
Turkiye Garanti Bankasi AS - 2*               Libor + 3.40%           March 2007   USD     76,395     76,395     77,769      77,769
Akbank TAS - 2                                Libor + 3.50%        February 2007   USD     34,205     34,205     69,232      69,232
West LB*                                     Tryibor - 0.15%         August 2008   TRY         --     31,184         --      39,225
Turkiye Garanti Bankasi AS - 1*               Libor + 3.75%           April 2006   USD     25,729     25,729     49,888      49,888
Murabaha                                      Libor + 4.50%            June 2006   USD     15,776     15,776     37,380      37,380
ABN Amro N.V. 1                           Euribor + 2.8% - 7.00%    January 2006   EUR         --         --    125,000     147,889
Ericsson Credit AB                            Libor + 5.00%         January 2006   USD         --         --    122,702     122,702
ABN Amro N.V. 2                               Libor + 3.00%             May 2006   USD         --         --      7,136       7,136
Other                                                                                                                27          34
                                                                                                                567,092     551,255
                                                                                                               --------    --------

Current portion of long term loans                                                                             (550,878)   (472,099)
                                                                                                               --------    --------
                                                                                                                 16,214      79,156
                                                                                                               ========    ========

(*) These loans have early settlement options.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


16.  Interest-bearing loans and borrowings (continued)

     On 30 December 2005, Astelit, together with ING Bank N.V. ("ING Bank") and Standard Bank London Ltd. ("Standard Bank"), finalized a syndicated long term project financing of $390,000. As at 31 March 2006, $302,492 of that facility has been utilized and $87,508 was undrawn.

     These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia Telecommunications Holding B.V. ("Euroasia"), which may be summarized as follows:

     o Astelit has to comply with certain financial ratios during the period of financing;
     o Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);
     o   Euroasia may not pledge shares owned in Astelit to other parties;
     o   Euroasia may not pledge any loans issued to Astelit;
     o   There are restrictions on disposal of assets by Astelit;
     o Astelit can not attract financing from parties other than Euroasia and Lenders, without the consent of the Lenders;
     o There are restrictions on finance leasing and supplier financing arrangements;
     o Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;
     o   Astelit may not merge with other companies;
     o   There are restrictions on acquisitions of subsidiaries;
     o   There are restrictions on issuance of guarantees by Astelit;
     o Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;
     o Payment of dividends may only occur once Astelit complies with certain financial ratios.

     Besides, as part of the project financing package, a long term junior facility up to $150,000 was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. As at 31 March 2006, $126,000 of this facility has been utilized.

     As at 31 March 2006, only the syndicated long term project financing package is secured with asset pledge.

     Based on Astelit's separate interim financial statements as at and for the three months ended 31 March 2006, Astelit is in breach of its covenants contained in its syndicated long term project financing. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit's borrowings. The breach of the consolidated EBITDA is an event of default and in accordance with IFRS, the Group has reclassified its total long term debt amounting $382,063 (including its junior loan) as short term debt payable as at 31 March 2006. Astelit requested the facility agent, the senior creditors and the Export Credit Agency ("ECA") to waive this requirement in order to make further drawings under the syndicated long term financing. The Company and System Capital Management Limited ("SCM") have agreed to contribute their respective share of approximately $150,000 required by the facility agent to Astelit which is subject to the approval of Board of Directors of each to be obtained on or before 31 May 2006. As at 10 May 2006, Astelit has obtained the waiver letter from the lenders enabling Astelit to draw loans under the syndicated long term financing.



16.  Interest-bearing loans and borrowings (continued)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


     As a result of the reclassification of syndicated long term financing package and long term junior facility as current liabilities, amount of borrowings that are due in 2006, 2007 and 2008 are $746,303, $71,076 and $10,063, respectively.

17.  Employee benefits

     International Accounting Standard No. 19 ("IAS 19") "Employee Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.49%.

     Movement in the reserve for employee termination benefits as at 31 March 2006 is as follows:

                                                       Three months ended
                                                            31 March 2006
                                                  ------------------------
     Balance at 1 January 2006                                     16,600
     Provision set during the period                                3,429
     Payments made during the period                                 (865)
     Unwind of discount                                              (816)
     Effect of change in foreign exchange rate                        (11)
                                                  ------------------------
     Balance at 31 March 2006                                      18,337
                                                  ========================

     Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Company incurred $252 in relation to defined contribution retirement plan for the three months ended 31 March 2006 (31 March 2005: nil).

18.  Provisions

                                            Three months ended 31 March 2006
                                        ----------------------------------------
                                           Legal          Bonus          Total
                                        -----------    -----------    ----------
     Balance at 1 January 2006              15,106        17,887         32,993
     Provision set during the period            --         6,797          6,797
     Provisions used during the period          --       (19,788)       (19,788)
     Unwind of discount                         --          (519)          (519)
     Effect of change in foreign
      exchange rate                            (10)          (12)           (22)
                                        -----------    -----------    ----------
     Balance at 31 March 2006               15,096         4,365         19,461
                                        ===========    ===========    ==========

     In note 24, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under "Disputes on Turk Telekom Transmission Lines Leases" and "Investigation of the Turkish Competition Board".

     The bonus provision totalling to $4,365 comprise of only the provision for the three months ended 31 March 2006 and is planned to be paid in March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


19.  Trade payables

     The breakdown of trade payables as at 31 March 2006 and 31 December 2005 is as follows:

                                                 31 March         31 December
                                                     2006                2005
                                            --------------    ----------------
     Payables to Ericsson companies                61,212              43,404
     Payables to other suppliers                   82,051              93,833
                                            --------------    ----------------
                                                  143,263             137,237
                                            ==============    ================

     Payables to Ericsson Turkey, Ericsson Sweden and Ericsson AB are arising from fixed asset purchases, site preparation and other services. Balances due to other suppliers are arising in the ordinary course of business.

20.  Other current liabilities

     The breakdown of other current liabilities as at 31 March 2006 and 31 December 2005 is as follows:

                                                        31 March     31 December
                                                            2006            2005
                                                    -------------  -------------
     Taxes and withholdings payable                      150,559         175,031
     Deferred income                                     110,973         123,613
     Selling and marketing expense accrual                50,519          30,633
     License fee accrual                                  44,603         109,764
     Interconnection accrual                              16,031          14,855
     Telecommunications Authority share accrual           15,995          12,334
     Roaming expense accrual                              10,557          12,351
     Transmission fee accrual                              8,912           7,335
     Maintenance expense accrual                           8,488             305
     Other                                                23,839          31,030
                                                    -------------  -------------
                                                         440,476         517,251
                                                    =============  =============

21.  Financial instruments

     Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group's Treasury is committed to effectively manage financial market risks in the context of Group's business strategies and with a view to achieve a balance between acceptable levels of risk and reward. Within this context, the Group implemented a Treasury Risk Management Policy that articulates the recognition, measurement and management of interest rate, foreign exchange, credit and liquidity risks while monitoring macro economic and financial markets' conditions. In addition to this, the Group publishes and periodically updates procedures for each type of financial instrument used.

     Credit risk

     Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letter of guarantees from third parties related with certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


21.  Financial instruments (continued)

     Credit risk (continued)

     Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Company. Some of the collection banks have credit ratings that are lower than the Company's, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

     At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet. The Company does not expect any counterparty to fail to meet its obligations.

     Interest rate risk

     As at 31 March 2006, interest on the Company's assets was fixed excluding floating rate note holdings. Holdings of Turkish government floating rate notes carry a face value of TRY 78,160 with an overnight return of 14.83%. Therefore the Company is not exposed to interest rate risk on financial assets, apart from floating rate notes, as at 31 March 2006. As at 4 May 2006, interest on the Company's assets was fixed excluding floating rate note holdings. Holdings of Turkish government floating rate notes carry a face value of TRY 75,400 with an overnight return of 14.80%.

     The Company has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 March 2006.

     In order to take advantage of market volatility in the local and international bond markets, and increase the yield on its free cash, the Company has been entering into option transactions to buy or sell Turkish sovereign Eurobonds. As at 31 March 2006, company has outstanding options in the notional amount of $30,000 for trading purposes. The fair value of Eurobond options used as economic hedges of monetary assets and liabilities in foreign currencies at 31 March 2006 was $222 (31 December 2005: nil) recognized in fair value derivatives. As at 4 May, 2006, company has outstanding Eurobond options in the notional amount of $10,000 for trading purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


21.  Financial Instruments (continued)

     Interest rate risk (continued)

     The Company manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity.


                                           31 March 2006                                            31 December 2005
                   ------------------------------------------------------------ ----------------------------------------------------
                                                                           More   Effec-                                        More
                       Effective                                           than     tive                                        than
                        interest                    1       1-2      2-5      5   inter-                  1      1-2      2-5      5
                   Note     Rate     Total      Years     years    years  years est rate    Total     years    years    years  years
Cash and cash
  equivalents*      13    15.6%  1,000,346  1,000,346        --       --     --    15.4%  808,153   808,153       --       --    --
Held to maturity
  securities         9    20.9%     10,256     10,256        --       --     --    21.5%   10,191    10,191       --       --    --
Available for sale
  securities         9    15.4%     13,927     13,927        --       --     --    10.1%   13,096    13,096       --       --    --
Held for trading
  securities         9    14.5%     96,780     96,780        --       --     --      --        --        --       --       --    --
Secured bank loans  16
  USD floating and
    fixed rate
    loans                  8.3%   (261,013)  (261,013)       --       --     --     8.3% (186,235) (186,235)      --       --    --
  Euro floating rate
    loans                    --         --         --        --       --     --     8.0% (147,889) (147,889)      --       --    --
Unsecured bank loans 16
  USD floating and
    fixed rate
    loans                  7.0%   (385,367)  (385,367)       --       --     --     7.9% (266,770) (209,967) (56,803)      --    --
  Euro fixed rate loans      --         --         --        --       --     --    11.7%  (10,673)  (10,673)      --       --    --
  TRY floating and
    fixed rate
    loans                 14.8%   (179,292)  (163,078)  (11,526)  (4,688)    --    15.9%  (42,798)  (20,446) (12,691)  (9,661)   --
Finance lease
  obligations       16     8.1%     (1,770)    (1,764)       (6)      --     --     8.1%   (2,905)   (2,896)      (9)      --    --

     (*) Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $877,794 as at 31 March 2006 (31 December 2005: $668,294).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


21.  Financial instruments (continued)

     Foreign currency risk

     The Group's functional currency is TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US Dollars, Euros, Swedish Krona and Ukranian Hryvnia.

     To manage the Company's foreign exchange risk more efficiently, in 2006, the Company entered into structured forward transactions. As at 31 March 2006, the Company has outstanding structured forward contracts amounting to notional $381,000 to buy US dollar against TRY and notional $150,000 to sell US dollar against TRY. Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at 31 March 2006 was $12,921 (31 December 2005: $267) recognised in fair value derivatives. As at 4 May 2006, the Company has outstanding structured forward contracts amounting to notional $618,000 to buy US dollar against TRY and notional $150,000 to sell US dollar against TRY.

     In order to take advantage of market volatility in the foreign exchange markets and increase the yield on its free cash, the Company enters into option transactions to buy or sell certain currencies, beginning from 2006. Option contracts allow the Company to either hedge its exposure or collect premiums depending on their types. As at 31 March 2006, the Company has bought and sold currency options in the notional amounts of $160,000 and
     (euro)110,000. Changes in the fair value of options that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. The fair value of currency options used as economic hedges of monetary assets and liabilities in foreign currencies at 31 March 2006 was $539 (31 December 2005: nil) recognised in fair value derivatives. As at 4 May 2006, the Company has outstanding foreign currency options in the notional amounts of $140,000 and (euro)85,000, respectively.

     Sensitivity analysis

     In managing currency risk, the Company aims to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on the Company's earnings.

     Sensitivity analysis on the Company's portfolio of structured US dollar hedging products has been run. Two extreme case scenarios of 10% appreciation and 10% depreciation of TRY/$ exchange rate have been included. In case of a 10% depreciation, from a spot rate of 1,3240 on 4 May 2006, total structured US dollar call transaction size would not be effected and total structured US dollar put forward transaction size would rise to a total of $300,000 with a total loss effect of $14,624. In the case of a 10% appreciation, total structured US dollar call forward transaction size would rise to $902,000 with a total loss effect of $80,261 and total structured US dollar put forward transaction size would not be affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


21.  Financial instruments (continued)

     Fair values

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     (a) Other Investments

     Held to maturity securities

     The fair values of government bonds and treasury bills classified as held-to-maturity investments are based on quoted market prices at 31 March 2006.

     Available for sale securities

     The fair values of foreign investment equity funds and government bonds classified as available for sale securities are based on both quoted market and over the counter market prices at 31 March 2006.

     Held to trading securities

     The fair values of government bonds and treasury bills classified as trading securities are based on both quoted market and over the counter market prices at 31 March 2006.

     (b) Trade receivable, accrued income and due from related parties

     The carrying amount approximates fair value because of the short maturity of those financial assets.

     (c) Other current assets

     The carrying amount approximates fair value because of the short maturity of those financial assets. Forward contracts are presented under other current assets and current market pricing models are used to estimate their fair values.

     (d) Cash and cash equivalents

     The carrying amounts approximate fair value because of the short maturity of those instruments.

     (e) Short and long term borrowings

     (i) Borrowings from Akbank, Garanti, Murabaha Syndicated facility, West LB, Junior loan, syndicated long term financing facility: The carrying amount approximates fair value because the interest rate varies based on the London or TRY interbank offered rates.

     (ii) Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short term maturity of those instruments.

     (iii) As at 31 December 2005, the estimation of fair value of borrowings from ABN Amro NV and Ericsson Credit AB approximates carrying amount because the interest rate varies based on the London or Euro interbank offered rates.

     (f) Trade payables and due to related parties

     The carrying amount approximates fair value because of the short maturity of those financial liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


21.  Financial instruments (continued)

     Fair values (continued)

     The fair values together with the carrying amounts shown in the balance sheet are as follows:

                                                             31 March 2006             31 December 2005
                                                       -------------------------   -------------------------
                                                       Carrying         Fair        Carrying        Fair
                                                        Amount         Value         Amount         Value
                                                       -------------------------   -------------------------
     Financial assets
     Due from related parties-long term                  77,368        77,368        80,894        80,894
     Other long term assets                               2,718         2,718         2,470         2,470
     Held for trading securities                         96,780        96,780            --            --
     Available for sale securities                       13,927        13,927        13,096        13,096
     Held to maturity securities                         10,256        10,651        10,191        10,763
     Due from related parties                            66,476        66,476        66,312        66,312
     Trade receivables and accrued income               317,894       317,894       321,102       321,102
     Other current assets                                74,344        74,344        86,162        86,162
     Cash and cash equivalents                        1,000,346     1,000,346       808,153       808,153


     Financial liabilities

     Interest-bearing loans and borrowings
     - long term                                         16,220        16,220        79,165        79,165
     Bank overdrafts                                      3,146         3,146            --            --

     Interest-bearing loans and borrowings
     - short term                                       811,222       811,222       578,105       578,105
     Due to related parties                               5,832         5,832         6,180         6,180
     Trade payables                                     143,263       143,263       137,237       137,237

22.  Operating leases

     The Company entered into various operating lease agreements. At 31 March 2006 and 31 December 2005, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the three month ended 31 March 2006 and 2005 total rent expenses for operating leases were $36,888 and $31,483, respectively.

23.  Capital commitments

     During the three months ended 31 March 2006, the Company entered into several contracts to purchase property, plant and equipment for $25,598 (31 December 2005: $48,732).

     Purchase Obligations

     According to the "Sponsorship and Advertising Agreements" signed in the context and as an integral part of the "Restructuring Framework Agreement", the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS ("Digital Platform") amounting to $94,538 (31 December 2005: $99,785) excluding VAT through 15 July 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


23.  Capital commitments (continued)

     Purchase Obligations (continued)

     The principal shareholder of Baytur Insaat Taahhut AS ("Baytur"), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650 and the project is planned to be completed in 2008. The Company paid $21,715 to Baytur within the scope of this agreement as at 31 March 2006 (31 December 2005: $18,550).

24.  Contingencies

     As at 31 March 2006 and 31 December 2005, commitments and contingent liabilities comprised the following:

                                                  31 March       31 December
                                                      2006              2005
                                            ---------------   --------------

     Bank Letters of Guarantee                      41,618           41,319
     Guarantees
       Digital Platform                                 --            5,419
         BNP--Brussels (Buyer Credit)                   --            4,015
         BNP--Hungary (Buyer Credit)                    --            1,404

     Guarantees

     As at 31 March 2006, the Company is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 55,881 (equivalent to $41,618 at 31 March 2006) (31 December 2005: $41,319).

     Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. In February 2006, all related loans have been repaid by Digital Platform and the corporate guarantees have been released.

     License Agreements

     Turkcell:

     On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and the Ministry of Transportation an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     License Agreements (continued)

     In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company's GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company's rights thereunder, or could otherwise adversely affect the Company's regulatory status. Certain conditions of the renewed License Agreement include the following:

     Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date. The Company has completed its related liabilities with respect to coverage as at 31 March 2006.

     Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

     Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

     Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

     Rights of the Telecommunications Authority, Suspension and Termination:

     The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company's technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

     The Telecommunications Authority may suspend the Company's operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During period of suspension, the Telecommunications Authority may operate the Company's GSM network. The Company is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     License Agreements (continued)

     Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay's approval on 10 March 2006.

     Astelit:

     Astelit owns three GSM frequency licenses and one GSM activity license. GSM frequency licenses are valid until 8 June 2008, 3 March 2019 and 26 July 2019, respectively. Astelit GSM Activity license will expire on 8 June 2008. On 10 November 2005, Astelit signed a license agreement which is granting a GSM 900 frequency. The right to use the GSM 900 license starts from 1 January 2006 and will expire in November 2020.

     According to licenses Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start / end of operations in one month; about changes in incorporation address in ten days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

     CJSC Digital Cellular Communications ("DCC"):

     DCC owns four licenses; three on for local telephone network construction, maintenance and use compliant to D-AMPS standard and one on long distance and international traffic carriage business. DCC licenses for local telephone network construction, maintenance and use compliant to D-AMPS standard will expire on 8 July 2010, 30 October 2017, and 15 December 2018, respectively. DCC long distance and international carrier services license was issued on 17 June 1998 and will expire on 17 June 2013.

     The Ukrainian Telecommunications Authority may suspend DCC operations for a limited or an unlimited period if necessary because of expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies DCC of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

     Interconnection Agreements

     The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS ("Telsim"), Avea Iletisim Hizmetleri AS ("Avea"), Milleni.com GMBH (Milleni.com) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS ("Globalstar"). The Access and Interconnection Regulation (the "Regulation") became effective when it was issued by the Telecommunications Authority on 23 May 2003.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Interconnection Agreements (continued)

     The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator's request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

     In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekominikasyon Hizmetleri AS ("Is-Tim") and Aycell Haberle(0)me ve Pazarlama Hizmetleri AS ("Aycell"), a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. ("TT&TIM"). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to AVEA Iletisim Hizmetleri A.S. ("AVEA"). On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004.

     On 21 February 2005, Tellcom Iletisim Hizmetleri AS ("Tellcom") and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company's switch and the Company may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

     Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection. The Company's interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party's network.

     Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in same cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company's network but switching to the counterparty's network, then it receives for a similar call originating on another network and switched to the Company's network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     License Agreements (continued)

     There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty's traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, revisions of the pricing terms of the interconnection agreements have been pending as the Company has not been able to agree on the pricing terms with other operators through discussions. As per the Access and Interconnection Regulation, the issue has been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a `temporary interconnection price schedule' for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. The Telecommunications Authority is expected to issue a final price structure.

     Legal Proceedings

     The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

     Dispute on VAT on Ongoing License Fee

     Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on the management and legal counsel's opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the three months ended 31 March 2006.

     Dispute on Turk Telekom Transmission Lines Leases

     Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,022 ($2,251 as at 31 March 2006) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $22,394 as at 31 March 2006). The Company did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 31 March 2006, the Company recorded a provision of nominal amount of TRY 13,296 (equivalent to $9,902 as at 31 March 2006) because its management and legal counsel believe that this is the most likely outcome in accordance with the relevant provisions of the Interconnection Agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Dispute on National Roaming Agreement

     During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority has been subject to several lawsuits. The cases are still pending.

     On 9 June 2003, the Turkish Competition Board (the "Competition Board") decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $16,252 at 31 March 2006). On 28 March 2006, Danistay cancelled the Competition Board's decision.

     On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $16,252 at 31 March 2006) regarding the Competition Board decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Based on its management and legal counsel's opinion, the Company has not recorded any accrual for Competition Board's decision.

     Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $16,252 at 31 March 2006). On 7 April 2004, the Company made the related payment. On 3 January 2005 Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $16,252 at 31 March 2006). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company's request for cancellation of the regulation on procedures and policies with respect to national roaming. Based on its management and legal counsel's opinion, the Company recorded income amounting to nominal amount of TRY 21,822 (equivalent to $16,252 at 31 March 2006) in its consolidated interim financial statements as at and for the year ended 31 December 2004.

     If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

     Investigation of the Turkish Competition Board

     The Competition Board commenced an investigation of business dealings between the Company and KVK Teknoloji, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,193 as at 31 March 2006) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board's decision on the ground that Competition Board infringed the procedural rules governing the investigation process. The Company has accrued nominal amount of TRY 6,973 (equivalent to $5,193 as at 31 March 2006) on its consolidated interim financial statements as at 31 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Investigation of the Turkish Competition Board (continued)

     After the cancellation of the Competition Board's decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. The case is still pending. Based on its management and legal counsel's opinion, the Company continues to accrue for TRY 6,973 (equivalent to $5,193 as at 31 March 2006) on its consolidated interim financial statements as at 31 March 2006.

     Dispute on Collection of Frequency Usage Fees

     On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $108,471 at 31 March
     2006) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company's request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority have appealed this decision. Supreme Court will review this lawsuit.

     Investigation of the Telecommunications Authority on International Voice Traffic

     In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $23,632 at 31 March 2006). On 9 April 2004, the Company made the respective payment. With respect to the Danistay's injunction on 26 January 2005, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. Case is still pending. Based on its management and legal counsel's opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $23,632 at 31 March 2006) in the consolidated financial statements as at and for the year ended 31 December 2004.

     On 2 March 2005, Turk Telekom notified the Company that, the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $163,214 as at 31 March 2006) of principal and nominal amount of TRY 178,364 (equivalent to $132,840 as at 31 March 2006) of interest, which make a sum of nominal amount of TRY 397,515 (equivalent to $296,056 as at 31 March 2006) until 7 March 2005. Related case is still pending. However, on 13 December 2005, Danistay rejected the request of Turk Telekom regarding the cancellation of the interconnection agreement between Milleni.com and the Company. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Investigation of the Telecommunications Authority on International Voice Traffic (continued)

     Based on its management and legal counsel's opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2006.

     Investigation of the Telecommunications Authority on Frequency Fee Payments

     On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $11,920 as at 31 March 2006) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $8,014 as at 31 March
     2006) and a penalty of nominal amount of TRY 63,463 (equivalent to $47,265 as at 31 March 2006). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $77,262 as at 31 March 2006) including interest through that date regarding the Telecommunication Authority's claim. Danistay rejected the Company's request of injunction. On 12 October 2005, the Tax Office sent a payment order amounting to nominal amount of TRY 63,463 (equivalent to $47,265 as at 31 March 2006) which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the Administrative Court against the Tax Office requesting an injunction and cancellation of the payment order.

     Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

     On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $5,208 at 31 March 2006) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $7,355 at 31 March 2006). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2006.

     Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

     Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") commenced a lawsuit against the Spor Toto Teskilat Mudurlugu. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company requested to join the case. Danistay accepted the request of Reklam Departmani with respect to the appeal. On 17 February 2006, Spor Toto has applied for the correction of this decision. The case is still pending. Besides, the request of Inteltek to join the case was rejected by Danistay on 6 March 2006 and Inteltek has appealed this decision. Legal counsel and management believe that it is not practicable to issue an opinion on the conclusion of the case. The Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency (continued)

     With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") commenced a lawsuit against Public Tender Authority and Genclik ve Spor Genel Mudurluou. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. Danistay accepted the request of Gtech regarding the appeal. Inteltek has applied for the correction of decision on 9 February 2006. Gtech commenced also another lawsuit against Genclik ve Spor Genel Mudurluou for the cancellation of the fixed odd betting contract signed in the same tender. The Ankara 4th Administrative Court rejected the request of Gtech. Gtech appealed this decision and Danistay also rejected the request. The cases are still pending. Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel's opinion The Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at 31 March 2006.

     Gtech commenced also another lawsuit against Genclik ve Spor Genel Mudurluou for the cancellation of the fixed odd betting contract signed in the same tender. The Ankara 4th Administrative Court rejected the request of Gtech. Gtech appealed this decision to Danistay and Danistay also rejected the request. The case is still pending.

     Dispute with Spor Toto Teskilat Mudurlugu

     On 15 April 2005, Spor Toto Teskilat Mudurlugu, regulatory authority of sports betting in Turkey, notified Inteltek that Inteltek is obliged to pay nominal amount of TRY 1,434 (equivalent to $1,068 at 31 March 2006) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers. On 2 November 2005, Spor Toto Teskilat Mudurlugu sent a second letter to Inteltek that Inteltek is obliged to pay nominal amount of TRY 1,711 (equivalent to $1,274 at 31 March 2006) of uncollected turnover from agents including 5% interest charge regarding the same issue. Inteltek management has replied this notification letter and rejected to pay the requested amount.

     On 9 November 2005, Spor Toto Teskilat Mudurlugu sent another notification letter to Inteltek that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,452 at 31 March 2006) due to the difference in the reconciliation methods. Spor Toto Teskilat Mudurlugu claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

     Respective legal procedure is still pending. Based on its management and legal counsel's opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,452 at 31 March 2006) for this amount in the accompanying consolidated interim financial statements as at 31 March 2006 due to the probability of negative outcome of the declaratory action.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Dispute on call termination fee

     Telsim has initiated a lawsuit claiming that, the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,108 (equivalent to $19,444 as at 31 March 2006) including principal, interest and penalty on late payment. On 6 April 2006, the case is rejected. The Company is still charging interconnection fees under the existing Interconnection Agreement with Telsim. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure has not been finalized yet. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at 31 March 2006.

     Invalidity of the Board Resolution

     On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006.

     Dispute with Iranian Ministry in connection with the GSM tender process

     The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. The case is still pending.

     Dispute with the Telecommunications Authority with respect to temporary set call termination fees

     The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator's network starting from 10 August 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

     On 7 October 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator's network starting from 10 August 2005. The case is still pending. At this point in the litigation it is premature to estimate the legal outcome. As at 10 May 2006, the final termination fees have not been set yet.

     As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator's network starting from 10 August 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $8,915 at 31 March 2006) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005.

     These temporary prices are not as favorable to the Company as they have been previously, and the Telecommunications Authority may impose further reductions in call termination fees. At this point, the Company is unable to estimate the timing and impact of the possible changes to its fees, however, new pricing terms, could be lower and these could have an adverse affect on the Company's financial position, results of operations and cash flows.

     Dispute with Avea

     On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea's network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $9,142 at 31 March 2006) for the period between February 2005 and December 2005 with its accrued interest till payment. Based on its management and legal counsel's opinion, the Company has the right to charge SMS interconnection terminating fees with respect to SMS interconnection services provided to Avea. SMS interconnection fees charged to Avea, is the same with the SMS interconnection fees charged to other GSM operators in Turkey. The case is still pending. The management and legal counsel believe that the Company's claim on this issue has a fair basis. Accordingly, the Company charges SMS interconnection fees and has accrued with respect to its assumed liabilities as at and for the three months ended 31 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


24.  Contingencies (continued)

     Legal Proceedings (continued)

     Dispute on value added taxation with respect to roaming services

     On 6 April 2006, the Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company's subscribers and terminating on those foreign GSM operators' networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 3,654 (equivalent to $2,721 at 31 March 2006) for VAT and also a penalty fee of nominal amount of TRY 16,137 (equivalent to $12,018 at 31 March 2006). Management decided not to pay such amounts and initiated a judicial process on 6 April 2006. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2006.

     Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

     Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according the new regulation is valid after Danistay's approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $82,905 at 31 March 2006) including interest of TRY 8,667 (equivalent to $6,455 at 31 March 2006).

     The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However Telecommunication Authority suffered delay in the revision of license agreement. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested totalling TRY 112,317 (equivalent to $83,650 at 31 March 2006) including interest of TRY 9,668 (equivalent to $7,200 at 31 March 2006).

     Dispute on Telecommunication Authority fee payment based on the amended license agreement

     Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunication Authority Fee. However in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties

     The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values.

                                                   31 March      31 December
     Due from related parties - short term             2006             2005
                                                 -----------   --------------
     KVK Teknoloji Urunleri AS ("KVK Teknoloji")     24,185           30,525
     A-Tel Pazarlama ve Servis Hizmetleri AS
       ("A-Tel")                                     13,784            6,790
     ADD Production Medya AS ("ADD")                  9,916            7,169
     Digital Platform                                 7,244           10,183
     Baytur                                           6,759            5,892
     Other                                            4,588            5,753
                                                 -----------   --------------
                                                     66,476           66,312
                                                 ===========   ==============


     Due from related parties - long term          31 March      31 December
                                                       2006             2005
                                                 -----------   --------------
     Digital Platform                                75,749           78,264
     Other                                            1,619            2,630
                                                 -----------   --------------
                                                     77,368           80,894
                                                 ===========   ==============

     Substantially all of the significant due from related party balances are from Cukurova Group companies.

     Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

     Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS ("Yapi Kredi") and Savings Deposit Insurance Fund ("SDIF"), mainly resulted from simcard and prepaid card sales to this company. On 28 September 2005, Cukurova Group transferred its Yapi Kredi shares to Koc Group following which A-Tel ceased to be considered a related party. In the Board of Directors meeting dated 22 March 2006, it is resolved to accept the proposal and to purchase 50% of A-Tel shares for a consideration of $150,000 based on the findings of the due diligence conducted at A-Tel.

     Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

     Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a "Restructuring Framework Agreement" was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group's receivables from Digital Platform amounting to $82,993 as at 31 March 2006 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform's infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $82,993 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 March 2006, $75,749 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties (continued)

     Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

                                                       31 March   31 December
     Due to related parties - short term                   2006          2005
                                                    ------------ -------------
     Hobim Bilgi Islem Hizmetleri AS ("Hobim")            2,300         2,099
     Betting Organization Operation and Promotion
       Company SA
     ("Betting SA")                                       1,392         1,265
     Telia Sonera International Carrier AB
       ("Telia Sonera")                                     901         1,327
     Other                                                1,239         1,489
                                                    ------------ -------------
                                                          5,832         6,180
                                                    ============ =============

     Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

     Due to Betting SA whose majority shares are owned by one of the shareholders of Inteltek resulted from the consultancy services received for the operations of Inteltek.

     Due to Telia Sonera which is one of the shareholders of the Company resulted from services terminated in the network of Telia Sonera.

     Intragroup transactions that have been eliminated are not recognized as related party in the following table.

                                                     31 March         31 March
     Related party revenues                              2006             2005
                                                   -----------       -----------
     Sales to KVK Teknoloji
     ----------------------
     Simcard and prepaid card sales                    115,137            89,889
     Sales to A-Tel
     --------------
     Simcard and prepaid card sales                     56,338            67,624
     Sales to Digital Platform
     -------------------------
     Call center revenues and interest charges           3,130             2,542
     Income from Yapi Kredi (*)
     ----------------------
     Interest income                                     2,665             4,623
     Sales to Millenicom Telekomunikasyon AS
     ---------------------------------------
     Telecommunications services                         2,591                --
     Sales to Superonline
     --------------------
     Call center revenues                                  379               373


     (*) Since Cukurova Group transferred its shares in Yapi Kredi to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 31 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties (continued)

                                                          31 March     31 March
     Related party expenses                                   2006         2005
                                                        -----------    ---------
     Charges from ADD
     ----------------
     Advertisement services                                 30,885        38,206
     Charges from A-Tel
     ------------------
     Dealer activation fees and others                      18,284        17,273
     Charges from Hobim
     ------------------
     Invoicing service                                       2,826         2,388
     Charges from Baytur
     -------------------
     Residence project                                       2,394         2,238
     Charges from Betting SA
     -----------------------
     Consultancy services                                    3,684         1,607
     Charges from Milleni.com
     ------------------------
     Telecommunications services                               526         2,463
     Charges from KVK Teknoloji
     --------------------------
     Dealer activation fees and others                       2,548         1,568
     Charges from Millenicom Telekomunikasyon AS
     -------------------------------------------
     Telecommunications services                             1,321            --


     The significant agreements are as follows:

     Agreements with KVK Teknoloji:

     KVK Teknoloji incorporated on 23 October 2002, one of the Company's principal SIM card distributors, is a Turkish company, which is affiliated with some of the Company's shareholders. In addition to sales of SIM cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company's services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company's prepaid and postpaid brand SIM cards, thereby supporting the protection of the Company's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

     Agreements with A-Tel:

     A-Tel is involved in the marketing, selling and distributing the Company's prepaid systems. A-Tel is a 50-50 joint venture of Yapi Kredi and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and for subscriber activations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties (continued)

     Agreements with Digital Platform:

     Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of the Company's principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008. On 23 December 2005, "Restructuring Framework Agreement" was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company's subsidiary Global Bilgi Pazarlama Danizma ve Cagri Servisi Hizmetleri AS ("Global").

     Agreements with Yapi Kredi:

     Yapi Kredi, one of the largest commercial banks in Turkey, was one of the significant shareholders of the Company. Since Cukurova Group transferred its Yapi Kredi shares to Koc Group on 28 September 2005, Yapi Kredi is not a related party as at 31 March 2006. Following this transaction, ownership relationship of the Company with Yapi Kredi has been terminated. The Company also receives services from Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, the Company also invests cash into time deposits and repo transactions at Yapi Kredi, from which it earns interest income.

     Agreements with Millenicom Telokominikasyon Hizmetleri AS:

     European Telecommunications Holding AG ("ETH"), a subsidiary of Cukurova Group, holds the majority shares of Millenicom Telekomunikasyon Hizmetleri AS. Millenicom Telekomunikasyon Hizmetleri AS is rendering and receiving call termination and international traffic carriage services to the and from the Company.

     Agreements with Superonline:

     Superonline was a subsidiary of one of the Company's shareholders, the Cukurova Group, through Yapi Kredi and other Cukurova Group companies. Following the transfer of Yapi Kredi to Koc Group on 28 September 2005 by Cukurova Group, interest of Cukurova Group in Superonline decreased to 3.3%. However, Cukurova Group has an option right to buy the shares of Superonline from Yapi Kredi. The Company and Superonline, which is a subsidiary of one of the Company's principal shareholders, the Cukurova Group, have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, the Company provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

     Global has also agreed to provide call center services to Superonline to provide technical assistance to Superonline subscribers and to facilitate the subscription of new users. The price charged for this service has been determined by service level, and computed by commission rates within one percent to eight percent.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties (continued)

     Agreements with Milleni.com:

     Milleni.com, one of the active players in the international carrier market, was a Fintur subsidiary in Germany prior to the Fintur restructuring in 2002. Currently, the Cukurova Group, one of the Company's principal shareholders, owns Milleni.com. On 21 February 2005, Tellcom and Milleni.com has signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Tellcom's switch and Tellcom may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices vary according to the destinations.

     Agreements with ADD:

     ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement is revised again with similar terms. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The prices are based on cost plus commission on cost. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of "Restructuring Framework Agreement" signed between the Company and Digital Platform.

     Agreements with Hobim:

     Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

     Agreements with Baytur:

     The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650 and the project is planned to be completed in 2008. The Company paid $3,165 in the first quarter of 2006 and $18,550 in 2005 and 2004 to Baytur within the scope of this contract.

     Agreements with Betting SA:

     Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. The Company signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including; monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In consideration of such services, Betting SA receives an amount equal to 0.95% of the gross revenues of the fixed odds betting games.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


25.  Related parties (continued)

     Transactions with key management personnel:

     Key management personnel comprise of the Group's directors and key management executive officers.

     As at 31 March 2006 and 31 December 2005, none of the Group's directors and executive officers has outstanding personal loans from the Company.

     In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

     Total compensation provided to key management personnel is $1,393 and $483 for the three months ended 31 March 2006 and 2005, respectively.

26.  Group entities

     The Group's ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2006 and 31 December 2005 is as follows:

     Subsidiaries                                                                Ownership Interest

                                                           Country of     31 March 2006    31 December 2005
     Name                                               incorporation                 %                   %
     ------------------------------------------------------------------------------------------------------------------------------
                                                   Turkish Repuclic of
     Kibris Telekom                                    Northern Cyprus          100                    100
     Global                                                     Turkey          100                    100
     Turktell Bilisim Servisleri AS                             Turkey          100                    100
     Yyi Eglenceler Eglence ve Turizm AS                        Turkey          100                    100
     Mapco                                                      Turkey          100                    100
     Tellcom                                                    Turkey          100                    100
     Turktell Uluslararasi                                      Turkey          100                    100
     Hayat Boyu Egitim AS                                       Turkey          100                    100
     East Asian Consortium BV                              Netherlands          100                     85
     Corbuss Kurumsal Telekom Servis
     Hizmetleri AS ("Corbuss")                                  Turkey           99                     99
     Interaktif Cocuk Programlari Yapimciligi
     ve Yayinciligi AS ("Digikids")                             Turkey           60                     60
     Inteltek                                                   Turkey           55                     55
     Libero Interaktif Hizmetler AS                             Turkey           55                     55
     Euroasia                                              Netherlands           54                     54
     DCC                                                       Ukraine           54                     54
     Astelit                                                   Ukraine           54                     54

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


27.  Subsequent events

(a) On 20 October 2005, Cukurova Group offered to sell the Company the A-Tel Option Contract, under which the holder has the right to purchase 50% shares of A-Tel for a consideration of $150,000. The Company conducted tax, legal and financial due diligence review at A-Tel. On 22 March 2006, the Board of Directors of the Company resolved to accept the proposal and the purchase 50% of A-Tel shares for a consideration of $150,000 based on the findings of the due diligence conducted at A-Tel. On 14 April 2006, Cukurova Holding declared Yapy Kredi that they use the right in question and in this respect, they also requested the sale of the above-mentioned shares at $150,000 to the Company.

(b) On 22 March 2006, the Board of Directors of the Company decided to conduct the required studies for the pre-qualification stage and submit a prequalification application in accordance with the relevant provisions of the Request for Proposals dated 19 February 2006, for the tender of the third GSM license in Arab Republic of Egypt. In this respect, the Company signed a Memorandum of Understanding with Amwal El Khaleej and Banque Misr in order to form a consortium to apply for the pre-qualification of the third GSM license in Arab Republic of Egypt. The Company will have a 60% stake in the consortium where the remaining stake will be equally divided between other consortium members. On 2 May 2006, the Company obtained the letter of guarantee, in the name of the National Telecommunication Regulatory Authority, from Banque Misr. The Company is still evaluating the third GSM license in Arab Republic of Egypt. As at 4 May 2006, the Company submitted necessary pre-qualification documentation to the Authorities in Egypt.

(c) Ordinary General Assembly of the Company, which was planned to convene on 28 April 2006 postponed as the meeting quorum could not be reached. In order to discuss the same items as stated in the postponed meeting's agenda, Ordinary General Assembly meeting will be held on 22 May 2006.

(d) In the Ordinary General Assembly Meeting, dated 3 April 2006, of DCC, merger of DCC with Astelit, another indirect subsidiary of the Company, was decided.

(e) In the Shareholders Meeting of Kybris Telekom dated 27 April 2006, dividend distribution amounting to TRY 5,254 was decided.

(f) The corporation tax rate is 30% for the three months ended 31 March 2006. However, the Prime Minister of Turkey has announced in December 2005 that the corporation tax rate will be reduced to 20% starting from 1 January 2006. The issue is still being debated by the government as at 10 May 2006 and as no change in tax rate has been enacted or substantially enacted by 31 March 2006, the current tax rate of 30% has been consistently used. According to the Income Tax Law which has been published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. However, the respective law allows the taxpayers to utilise their investment allowance rights obtained under the scope of the previous provisions only for their income generated in the years 2006, 2007, and 2008.

(g) In the Ordinary General Assembly Meeting at 21 April 2006 of Aks TV, it was decided that share capital will be increased to TRY 50,000 of which TRY 35,602 will be transferred from extraordinary reserves and TRY 14,298 will be in cash or through additional paid in capital. Iyi Eglenceler has to pay TRY 7,187, which is calculated according to the shareholder structure until 31 May 2006.

(h) Turktell Uluslararasy applied to the Turkish Treasury on 28 April 2006 for the permission of capital transfer to abroad in order to participate in the capital increase of Euroasia amounting to $22,020 million which is calculated according to its shareholding rate at Euroasia.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


28.  Accounting estimates and judgements

     Management discussed with the Audit Committee the development, selection and disclosure of the Company's critical accounting policies and estimates and the application of these policies and estimates. In note 2, detailed analysis is given with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in, depreciable assets and deferred tax assets.

     Key sources of estimation uncertainty

     In note 21, detailed analysis is given of the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

     Critical accounting judgements in applying the Company's accounting policies

     Certain critical accounting judgements in applying the Company's accounting policies are described below.

     Trade and other receivables

     The impairment losses in trade and other receivables are based on management's evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

     Useful life of assets

     The useful economic lives of the Group's assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgement is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Life of the License is based on duration of license agreement.

29.  Explanation of transition to IFRSs

     As stated in note 1, these are the Company's first consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated interim financial statements prepared in accordance with IFRSs.

     The accounting policies set out in note 1 have been applied in preparing the consolidated interim financial statements for the three months ended 31 March 2006, the comparative information for the three months ended 31 March 2005, the consolidated financial statements for the year ended 31 December 2005 and the preparation of an opening IFRS balance sheet at 1 January 2005 (the Group's date of transition).

     In preparing its opening IFRS balance sheet, comparative information for the three months ended 31 March 2005 and financial statements for the year ended 31 December 2005, the Group has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with previous GAAP (US GAAP). An explanation of how the transition from US GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

     a) Revenues:

     Under US GAAP, revenues, gross profit, and selling and marketing expenses were reduced due to the standards issued by the Emerging Issues Task Force
     (EITF) within the Financial Accounting Standards Board (FASB) that addressed the extent to which different types of payments or benefits to retailers or customers shall be reported as reductions either in revenue or incurred as expenses. With the transition to IFRS, EITF rules are no longer applied.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.  Explanation of transition to IFRSs (continued)


     b) Financial Instruments:

     IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. Financial assets and liabilities are stated at present value using effective interest method with charges flowing through the income statement. Under US GAAP there is no requirement for discounting in certain specified circumstances including trade receivables and payables maturing in less than one year and for borrowings.

     c) Restatement of Non Monetary Items:

     Under US GAAP, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of financial statements into US dollars are included in determination of net income whereas under IFRS, when the functional currency is the currency of a hyperinflationary economy, the reported revenues, costs, capital and non monetary assets and liabilities are recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date. Depreciation and amortization, monetary gain/(loss) accounts are also affected by these accounting differences.

     As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, TRY has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRS are not required to be adjusted for hyperinflationary accounting.

     d) Deferred Tax:

     Distinctions arise in deferred tax calculation due to the accounting methodology differences between US GAAP and IFRS standards.

     e) Share of earnings in associates and minority interest:

     The Group's share of net income of its associate is determined using the equity method and is based on financial statements of the investee's prepared in accordance with IFRS. The reconciliation item reflects adjustments for the difference between IFRS and US GAAP relating to the separate financial statements of subsidiaries and the associate.

     f) Change in presentation:

     Amounts within the reconciliations for the year ended 31 March 2006 and 31 December 2005 and shareholder's equity as at 31 March 2005, 31 December 2005 and 31 December 2004 have been reclassified to provide comparability. The reclassification does not have an effect on net income under IFRS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.  Explanation of transition to IFRSs (continued)

     Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials for the year ended 31 December 2004


                                                                                 Measurement and
                                                                                   Recognition
USGAAP Format                                   USGAAP           Note              Differences

FIXED ASSETS, net                               1,061,268        c                 652,176
INTANGIBLES, net                                  881,511        c                 442,749
INVESTMENTS                                       197,760        e                  43,814
HELD TO MATURITY SECURITIES                        10,266        b, c                5,316
DUE FROM RELATED PARTIES                           65,971        b                    (12)
OTHER LONG TERM ASSETS                              1,624        b, c                4,241
DEFERRED TAX ASSETS                                80,163        d                  64,817
CONSTRUCTION IN PROGRESS                          230,191                                -
PREPAID EXPENSES                                    6,482                                -
GOODWILL                                            1,349                                -
                                                ---------
Total non-current assets                        2,536,585
                                                ---------

  Inventories                                      13,007        c                    (275)
  Held to maturity securities                      45,329                                -
  Due from related parties                        103,948        b                  (3,576)
  Trade receivables and accrued income, net       271,792        b                  (6,008)
  Other current assets                            325,741        b, c                2,295
  Cash and cash equivalents                       763,821        b                   1,110
  Deferred tax assets                             277,589        d                (277,589)
  Prepaid expenses                                 23,685                                -
                                                ---------
Total current assets                            1,824,912
                                                ---------
                                                ---------
Total assets                                    4,361,497
                                                =========


  Common stock                                    636,116        c                 571,026
  Additional paid in capital                          178        c                     237
  Legal reserves                                   42,501        c                  (8,223)
  Retained earnings                             1,304,478        c                 365,925
  Accumulated other comprehensive income            2,244                                -
                                                ---------

Total shareholders' equity                      1,985,517

                                                                 e                   1,470


LONG TERM BORROWINGS                              266,447        b                  (8,306)
RETIREMENT PAY LIABILITY                           12,875                                 -
OTHER LONG TERM LIABILITIES                         7,813        b                    (582)
TRADE PAYABLES                                    213,740                                 -
DEFERRED TAX LIABILITIES                           11,757        d                    (464)
LONG TERM LEASE OBLIGATIONS                         3,284                                 -
MINORITY INTEREST                                  64,044                                 -
                                                ---------
Total non-current liabilities                     579,960
                                                ---------

  Short term borrowings                           549,079        b                  34,062
  Taxes payable                                    99,939                                -
  Due to related parties                            6,711        b                   (560)
  Trade payables                                  616,816        b                  (1,590)
                                                                 b                    (433)

  Other current liabilities and accrued expenses  523,475        b                 (24,044)
                                                ---------
Total current liabilities                       1,796,020
                                                ---------

                                                ---------
Total equity and liabilities                    4,361,497
                                                =========


Presentation
Differences                                     IFRS                             IFRS Format


                                                                                 Assets
 222,983                                         1,936,427                              Property, plant and equipment
   8,557                                         1,332,817                              Intangible assets
 (22,619)                                          218,955                              Investments in associates
  22,619                                            38,201                              Other investments
       -                                            65,959                              Due from related parties
   6,482                                            12,347                              Other non-current assets
       -                                           144,980                              Deferred tax assets
(230,191)                                                -
  (6,482)                                                -
  (1,349)                                       ----------
                                                 3,749,686                       Total non-current assets
                                                ----------
       -                                            12,732                              Inventories
       -                                            45,329                              Other investments
       -                                           100,372                              Due from related parties
       -                                           265,784                              Trade receivable and accrued income
  23,685                                           351,721                              Other current assets
       -                                           764,931                              Cash and cash equivalents
       -                                                 -                              Deferred tax assets
 (23,685)                                                -
                                                ----------
                                                 1,540,869                       Total current assets
                                                ----------
                                                ----------
                                                 5,290,555                       Total assets
                                                ==========


                                                                                  Equity
       -                                         1,207,142                              Issued capital
       -                                               415                              Share premium
   2,244                                            36,522                              Reserves
       -                                         1,670,403                              Retained earnings
  (2,244)                                                -
                                                 ---------
                                                                                  Total equity attributable to equity
                                                 2,914,482                        holders of the parent
                                                 ---------

  64,044                                            65,514                              Minority interest
                                                 ---------
                                                 2,979,996                        Total equity
                                                 ---------

                                                                                  Liabilities
   3,284                                           261,425                              Interest bearing loans and borrowings
       -                                            12,875                              Employee benefits
       -                                             7,231                              Other non-current liabilities
       -                                           213,740                              Trade payables
       -                                            11,293                              Deferred tax liabilities
  (3,284)                                                -
 (64,044)                                        ---------
                                                   506,564                         Total non-current liabilities
                                                 ---------
  13,798                                           597,479                              Interest bearing loans and borrowings
       -                                            99,939                              Income taxes payable
       -                                             6,151                              Due to related parties
       -                                           615,226                              Trade payables
  30,985                                            30,552                              Provisions
 (44,783)                                          454,648                              Other current liabilities
                                                 ---------
                                                 1,803,995                         Total current liabilities
                                                 ---------

                                                 ---------
                                                 2,310,559                         Total liabilities
                                                 ---------
                                                 5,290,555                         Total equity and liabilities
                                                 =========


TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.  Explanation of transition to IFRSs (continued)


Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials for the three months ended 31 March 2005



                                                                                 Measurement and
                                                                                   Recognition
USGAAP Format                                   USGAAP           Note              Differences


FIXED ASSETS, net                               1,074,619        c                 583,629
INTANGIBLES, net                                  891,192        c                 413,831
INVESTMENTS                                       209,904        e                  41,945
HELD TO MATURITY SECURITIES                        11,037        b, c                5,234
DUE FROM RELATED PARTIES                           65,154        b                    (12)
OTHER LONG TERM ASSETS                              1,883        c                    (18)
DEFERRED TAX ASSETS                                 7,376        d                  99,228
CONSTRUCTION IN PROGRESS                          315,970                                -
PREPAID EXPENSES                                    8,794                                -
GOODWILL                                            1,349                                -
                                                ---------
Total non-current assets                        2,587,278
                                                ---------

  Inventories                                       9,879        c                     595
  Held to maturity securities                      48,824                               -
  Due from related parties                         65,215        b                  (1,807)
  Trade receivables and accrued income, net       229,657        b                  (4,329)
  Other current assets                             98,711        b, c               (2,406)
  Cash and cash equivalents                       871,959        b                   2,824
  Deferred tax assets                             277,168        d                (277,168)
  Prepaid expenses                                 31,870                                -
                                                ---------
Total current assets                            1,633,283
                                                ---------
                                                ---------
Total assets                                    4,220,561
                                                =========



  Common stock                                    636,116        c                 559,962
  Additional paid in capital                          178        c                     234
  Legal reserves                                   42,501        c                  (8,482)
  Retained earnings                             1,432,885        c                 308,516
  Accumulated other comprehensive income            7,290                                -
                                                ---------

Total shareholders' equity                      2,118,970
                                                ---------

                                                                 e                   1,332


LONG TERM BORROWINGS                              153,208        b                  (6,159)
RETIREMENT PAY LIABILITY                           14,310                                -
OTHER LONG TERM LIABILITIES                         8,851        b                    (824)
TRADE PAYABLES                                     83,718                                -
DEFERRED TAX LIABILITIES                           11,890        d                  (2,593)
LONG TERM LEASE OBLIGATIONS                         1,898                                -
MINORITY INTEREST                                  63,252                                -
                                                ---------
Total non-current liabilities                     337,127
                                                ---------

  Short term borrowings                           705,767        b                  24,668
  Taxes payable                                    97,904                               -
  Due to related parties                            6,390        b                   (230)
  Trade payables                                  568,395        b                  (2,877)
                                                        -        b                      (4)
  Other current liabilities and accrued expenses  357,969        b                 (11,997)
  Provision for income taxes                       28,039                               -
                                                ---------
Total current liabilities                       1,764,464
                                                ---------

                                                ---------
Total equity and liabilities                    4,220,561
                                                =========


Presentation
Differences                                     IFRS                             IFRS Format


                                                                                 Assets
 300,327                                         1,958,575                              Property, plant and equipment
  16,992                                         1,332,015                              Intangible assets
 (22,619)                                          229,230                              Investments in associates
  22,619                                            38,890                              Other investments
       -                                            65,142                              Due from related parties
   8,794                                            10,659                              Other non-current assets
       -                                           106,604                              Deferred tax assets
(315,970)                                                -
  (8,794)                                                -
  (1,349)                                       ----------
                                                 3,731,115                       Total non-current assets
                                                ----------
       -                                            10,474                              Inventories
       -                                            48,824                              Other investments
       -                                            63,408                              Due from related parties
       -                                           225,328                              Trade receivable and accrued income
  31,870                                           128,175                              Other current assets
       -                                           874,783                              Cash and cash equivalents
       -                                                 -                              Deferred tax assets
 (31,870)                                                -
                                                ----------
                                                 1,350,992                       Total current assets
                                                ----------
                                                ----------
                                                 5,082,107                       Total assets
                                                ==========


                                                                                  Equity
       -                                         1,196,078                              Issued capital
       -                                               412                              Share premium
   7,290                                            41,309                              Reserves
       -                                         1,741,401                              Retained earnings
  (7,290)                                                -
                                                 ---------
                                                                                  Total equity attributable to equity
                                                 2,979,200                        holders of the parent
                                                 ---------

  63,252                                            65,584                              Minority interest
                                                 ---------
                                                 3,043,784                        Total equity
                                                 ---------

                                                                                  Liabilities
   1,898                                           148,947                              Interest bearing loans and borrowings
       -                                            14,310                              Employee benefits
       -                                             8,027                              Other non-current liabilities
       -                                            83,718                              Trade payables
       -                                             9,297                              Deferred tax liabilities
  (1,898)                                                -
 (63,252)                                                -
                                                 ---------
                                                   264,299                         Total non-current liabilities
                                                 ---------
   5,837                                           736,272                              Interest bearing loans and borrowings
  28,039                                           125,943                              Income taxes
       -                                             6,160                              Due to related parties
       -                                           565,518                              Trade payables
  18,686                                            18,682                              Provisions
 (24,523)                                          321,449                              Other current liabilities
 (28,039)                                                -
                                                 ---------
                                                 1,774,024                         Total current liabilities
                                                 ---------

                                                 ---------
                                                 2,038,323                         Total liabilities
                                                 ---------
                                                 5,082,107                         Total equity and liabilities
                                                 =========


29.         Explanation of transition to IFRSs (continued)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials for the three months ended 31 March 2005 (continued)


                                                                                           Measurement and
                                                                                             Recognition
USGAAP Format                                            USGAAP           Note                Differences

Revenues                                                  897,970         a,c                    16,899
Direct cost of revenues                                 (523,504)         c                    (53,040)
                                                       ----------
        Gross Profit                                      374,466


                                                                          c                       2,718
Selling and marketing expenses                          (103,578)         a,c                  (30,788)
Genera an administrative expenses                        (35,116)         c                         624

                                                        ---------         c                     (3,401)
        Operating income                                  235,772

Income (expense) from related parties, net                    306                                     -
Interest income                                            36,202         b,c                     2,389
Interest expense                                         (59,447)         b,c                  (18,877)
Other income, net                                           1,527                                     -
Equity in net (loss) income of unconsolidated investees    13,145                                     -
Minority intrest in income of consolidated subsidiaries     1,922                                     -
Translation loss                                          (4,058)         c                       4,058
                                                         --------
                                                          225,369


                                                         --------         e                         137
           Income (loss) before taxes                     225,369

                                                                          c                       1,565


     Income tax benefit (expense)                        (96,962)         d                      35,463
                                                         --------
     Net income                                           128,407
                                                         ========


                                                                          e                          41


Presentation
Differences                                     IFRS                             IFRS Format


         -                                      914,869                          Revenue
         -                                    (576,544)                          Cost of sales
                                              ---------
                                                338,325                           Gross profit

     3,192                                        5,910                           Other operating income
         -                                    (134,366)                           Selling and marketing expenses
         -                                     (34,492)                           Administrative expenses
    (1,359)                                     (4,760)                           Other operating expense
                                              ---------
                                                170,617                            Operating profit before financing costs
      (306)                                           -
         -                                       38,591                            Financial income
         -                                     (78,324)                            Financial expense
    (1,527)                                           -
   (13,145)                                           -
    (1,922)                                           -
         -                                            -
                                              ---------
                                               (39,733)                           Net financing costs


    13,145                                       13,282                           Share of profit of associates
                                              ---------
                                                144,166                           Profit before tax

         -                                        1,565                           Loss/gain on net monetary position, net
                                              ---------
                                                145,731                           Profit before tax

         -                                     (61,499)                           Income tax expense
                                              ---------
                                                 84,232                           Profit for the period
                                              =========

                                                                                   Attributable to:
                                                 86,113                              Equity holders of the parent
    (1,922)                                     (1,881)                              Minority interest
                                              ---------
                                                 84,232                            Profit for the period
                                              =========

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.  Explanation of transition to IFRSs (continued)

Reconciliation of USGAAP Consolidated Financials to IFRS Consolidated Financials for the year ended 31 December 2005




                                                                              Measurement and
USGAAP Format                                          USGAAP    Note      Recognition Differences

FIXED ASSETS, net                                  1,224,543        c                      528,792
INTANGIBLES, net                                     871,362        c                      426,693
INVESTMENTS                                          266,198        e                       46,823
                                                           -      b,c                        6,786
DUE FROM RELATED PARTIES                              80,906        b                         (12)
OTHER LONG TERM ASSETS                                 2,440        c                          157
DEFERRED TAX ASSETS                                      306        d                        2,634
CONSTRUCTION IN PROGRESS                             389,375                                     -
PREPAID EXPENSES                                      13,879                                     -
                                                   ---------
Total non-current assets                           2,849,009
                                                   ---------


  Inventories                                          9,198        c                        (288)
  Held to maturity securities                         10,191                                   148
  Due from related parties                            67,327        b                      (1,015)
  Trade receivables and accrued income, net          324,611        b                      (3,509)

  Other current assets                               106,453      b,c                     (12,966)
  Cash and cash equivalents                          795,091        b                       13,062
  Deferred tax assets                                192,731        d                    (192,731)
  Prepaid expenses                                    38,029                                    -
  Available for sale securities                       12,948
                                                   ---------
Total current assets                               1,556,579
                                                   ---------
                                                   ---------
Total assets                                       4,405,588
                                                   =========



  Common stock                                       636,116        c                      802,850
  Additional paid in capital                             178        c                          256
  Legal reserves                                      92,414        c                     (74,510)
  Retained earnings                                1,983,316        c                      180,358
  Accumulated other comprehensive income               5,549                                     -
                                                   ---------

Total shareholders' equity                         2,717,573
                                                   ---------

                                                                    e                        1,367




LONG TERM BORROWINGS                                  82,848        b                      (3,692)
RETIREMENT PAY LIABILITY                              16,707                                 (107)
OTHER LONG TERM LIABILITIES                            7,623        b                      (1,206)
DEFERRED TAX LIABILITIES                             185,297        d                     (95,333)
LONG TERM LEASE OBLIGATIONS                                9                                     -
MINORITY INTEREST                                     62,427
                                                   ---------
Total non-current liabilities                        354,911
                                                   ---------


  Short term borrowings                              564,503        b                       14,080
  Taxes payable                                       60,864                                     -
  Due to related parties                               5,774        b                          406
  Trade payables                                     137,775        b                        (538)
                                                           -        b                        (571)
  Other current liabilities and accrued expenses     564,188        b                      (8,787)
                                                   ---------
Total current liabilities                          1,333,104
                                                   ---------

                                                   ---------
Total equity and liabilities                       4,405,588
                                                   =========




 Presentation
 Differences
                 IFRS             IFRS Format



                                  Assets
     389,375      2,142,710               Property, plant and equipment
           -      1,298,055               Intangible assets
    (22,609)        290,412               Investments in associates
      22,609         29,395               Other investments
           -         80,894               Due from related parties
      13,879         16,476               Other non-current assets
           -          2,940               Deferred tax assets
   (389,375)              -
    (13,879)              -
                  ---------
                  3,860,882       Total non-current assets
                  ---------

           -          8,910               Inventories
      12,948         23,287               Other investments
           -         66,312               Due from related parties
           -        321,102               Trade receivable and accrued
                                          income
      32,964        126,451               Other current assets
           -        808,153               Cash and cash equivalents
           -              -               Deferred tax assets
    (38,029)              -
    (12,948)              -
                  ---------
                  1,354,215       Total current assets
                  ---------
                  ---------
                  5,215,097       Total assets
                  =========


                                  Equity
           -      1,438,966               Issued capital
           -            434               Share premium
      66,686         84,590               Reserves
    (61,137)      2,102,537               Retained earnings
     (5,549)              -
                  ---------
                                  Total equity attributable to
                  3,626,527       equity holders of the parent
                  ---------

      62,427         63,794               Minority interest
                  ---------
                  3,690,321       Total equity
                  ---------

                                  Liabilities
           9         79,165               Interest bearing loans and
                                          borrowings
           -         16,600               Employee benefits
           -          6,417               Other non-current liabilities
           -         89,964               Deferred tax liabilities
         (9)              -
    (62,427)              -
                  ---------
                    192,146       Total non-current liabilities
                  ---------


       (478)        578,105               Interest bearing loans and
                                          borrowings
           -         60,864               Income Taxes Payable
           -          6,180               Due to related parties
           -        137,237               Trade payables
      33,564         32,993               Provisions
    (38,150)        517,251               Other current liabilities
                  ---------
                  1,332,630       Total current liabilities
                  ---------
                  ---------
                  1,524,776       Total liabilities
                  ---------
                  5,215,097       Total equity and liabilities
                  =========

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.         Explanation of transition to IFRSs (continued)

Reconciliation of USGAAP Consolidated Financials to IFRS Consolidated Financials for the year ended 31 December 2005 (continued)


                                                                                         Measurement and
USGAAP Format                                         USGAAP            Note     Recognition Differences

Revenues                                              4,268,492         a,c                      259,488
Direct cost of revenues                             (2,390,977)          c                     (310,588)
                                                    -----------
      Gross Profit                                    1,877,515

                                                                         c                         1,612
Selling and marketing expenses                        (488,659)         a,c                    (211,842)
General and administrative expenses                   (152,025)          c                       (2,010)
                                                                         c                         2,561
                                                    -----------
      Operating income                                1,236,831

Income (expense) from related parties, net                1,145          c                             -
Interest income                                         138,918         b,c                        3,733
Interest expense                                      (147,367)         b,c                     (19,011)
Other income, net                                         5,183
Equity in net (loss) income of unconsolidated            67,599
investees
Minority interest in income of consolidated              24,335
subsidiaries
Translation loss                                        (8,320)          c                         8,320
                                                    -----------
                                                      1,318,324

                                                                         e                           635
                                                    -----------
      Income (loss) before taxes                      1,318,324

                                                                                                  11,037


Income tax benefit (expense)                          (407,397)          d                       116,925
                                                    -----------
      Net income                                        910,927
                                                    ===========



                                                                         e                         (458)


Presentation
Differences     IFRS               IFRS Format

       -          4,527,980        Revenue
       -        (2,701,565)        Cost of sales
                -----------
                  1,826,415        Gross profit

  13,791             15,403        Other operating income
       -          (700,501)        Selling and marketing expenses
       -          (154,035)        Administrative expenses
 (7,462)            (4,901)        Other operating expenses
                -----------
                    982,381        Operating profit before
                                   financing costs

 (1,145)                  -
       -            142,651        Financial income
       -          (166,378)        Financial expense
 (5,183)                  -
(67,599)                  -
(24,335)                  -
       -                  -
                -----------
                   (23,727)        Net financing costs

 67,599              68,234        Share of profit of associates
                -----------
                  1,026,888        Profit before tax

       -             11,037        Loss /gain on net monetary position,net
                -----------
                  1,037,925        Profit before tax

       -          (290,472)        Income tax expense
                -----------
                    747,453        Profit for the period
                ===========

                                   Attributable to:
                    772,246          Equity holders of the parent
(24,335)           (24,793)          Minority interest
                -----------
                    747,453        Profit for the period
                ===========


TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)
--------------------------------------------------------------------------------


29.         Explanation of transition to IFRSs (continued)

Explanation of material adjustments to the cash flow statements for three months ended 31 March 2006 and 2005:

For the three months ended 31 March 2005, non monetary assets and liabilities recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date is presented under effect of indexation for hyperinflation in the consolidated interim statement of cash flow under IFRS.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    May 11, 2006               By:  /s/ MUZAFFER AKPINAR
                                       ----------------------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer